FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         X                            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the followings:

1.	Translation of Notice of the 138th Ordinary General Meeting of Shareholders.

2.	Press release dated June 29, 2007 regarding Hitachi’s Announcement on policy on the reduction of number of shares constituting investment unit on Japanese Stock Exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: July 10, 2007	By	/s/ Masahiro Hayashi
Masahiro Hayashi
Executive Vice President and Executive Officer

(Translation)

Hitachi, Ltd.

6-6, Marunouchi 1-chome

Chiyoda-ku, Tokyo

June 1, 2007

Notice of the 138th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are cordially invited to attend the 138th Ordinary General Meeting of Shareholders of Hitachi, Ltd. (local code: 6501; the “Company”) to be held as follows:

In the event you are not able to attend, it is requested that you review the reference documentation for Ordinary General Meeting of Shareholders on pages 3 through 6 and exercise your voting rights by 5 p.m. of June 25, 2007 (Monday), as it is possible to exercise your voting rights in writing, via the Internet (http://www.e-tosyodai.com/), or by other means.

1. Date	Tuesday, June 26, 2007 at 10:00 a.m.

2. Location	Higashi-Ochanomizu Building

29, Kanda-Awajicho 2-chome, Chiyoda-ku, Tokyo
3. Agenda

Reporting Matter

Report on the Business Report, Financial Statements, and Consolidated Financial Statements for the 138th Business Term (from April 1, 2006 to March 31, 2007), and the results of the audit on the Consolidated Financial Statements by the Accounting Auditors and the Audit Committee

Matter to Be Resolved

Item	Election of 13 Directors due to expiration of the term of office of all Directors

4. Matters Concerning Exercise of Voting Rights

(1)	Should no indication is made of whether you approve or disapprove the agenda item in exercising your voting rights in writing, you will be deemed to have approved.

(2)	Should you exercise your voting rights via the Internet, your vote via the Internet will be deemed to be the official indication of your intent, even if you mail in your voting form.

(3)	You may appoint only one proxy who exercises your voting rights on your behalf; provided, however, that such proxy must be a shareholder of the Company entitled to vote. In so doing, a document certifying the power of representation is required to be submitted to the Company.

Very truly yours,

Kazuo Furukawa
President and Director

When attending the Ordinary General Meeting of Shareholders, you are requested to submit the enclosed voting right card at the reception desk.

In the event the Business Report, Financial Statements, Consolidated Financial Statements or Reference Documents for the Ordinary General Meeting of Shareholders need to be modified in the period from the dispatch of this notice to the preceding day of the general meeting, the Company will post such modification on its website (http://www.hitachi.co.jp/).

The “Notice of the 138th Ordinary General Meeting of Shareholders” and “Report on the 138th Business Term” are posted on the Company website (http://www.hitachi.co.jp/).

Reference Documentation

Matter to Be Resolved

Item    Election of 13 Directors due to expiration of the term of office of all Directors

Due to expiration at the close of this Meeting of the term of office of all the present Directors, it is proposed that 13 Directors be elected. The Company does not adopt cumulative voting in the election of Directors in accordance with the provision of the Articles of Incorporation of the Company.

All nominees listed below have agreed to take office as Directors assuming that they are elected at this Meeting.

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Principal Position Outside the Company	Brief Biography	Share Ownership	Conflict of Interest
	Etsuhiko Shoyama	Chairman of the Board,	4/1959 Joined Hitachi, Ltd.	Shares
1	(Mar. 9, 1936)	Hitachi, Ltd. (Member of Nominating Committee)	6/1991 Director 6/1993 Executive Managing Director 6/1995 Senior Executive Managing Director 6/1997 Executive Vice-President and Representative Director 4/1999 President and Representative Director 6/2003 Representative Executive Officer, President, Chief Executive Officer and Director 4/2006 Representative Executive Officer, Chairman and Director 4/2007 Chairman of the Board	124,000	None
2	Kazuo Furukawa (Nov. 3, 1946)	Representative Executive Officer, President and Director, Hitachi, Ltd.	4/1971 Joined Hitachi, Ltd. 6/2003 Vice President and Executive Officer 4/2004 Senior Vice President and Executive Officer 4/2005 Representative Executive Officer, Executive Vice President and Executive Officer 4/2006 Representative Executive Officer and President 6/2006 Representative Executive Officer, President and Director	66,000	None
3	Yoshiki Yagi (Feb. 27, 1938)	Director, Hitachi, Ltd. (Standing member of Audit Committee)	4/1960 Joined Hitachi, Ltd. 6/1991 Director 6/1993 Executive Managing Director 6/1997 Senior Executive Managing Director 4/1999 Executive Vice President and Representative Director 6/2003 Representative Executive Officer, Executive Vice President, Executive Officer and Director 4/2004 Director 6/2005 Board Director (Chair) 4/2007 Director	108,000	None

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Principal Position Outside the Company	Brief Biography	Share Ownership	Conflict of Interest
4	Tadamichi Sakiyama	Director, Hitachi, Ltd.	4/1964 Joined Hitachi, Ltd.	Shares
	(Jun. 13, 1941)	(Director Assisting with the Duties of Audit Committee)	6/1994 General Manager of Accounting Department 4/1999 General Manager of Internal Auditing Office 6/2001 Board Director, Senior Vice President, Hitachi Construction Machinery Co., Ltd. (“Hitachi Construction Machinery”) 4/2003 Executive Vice President and Representative Director, Hitachi Construction Machinery 6/2003 Representative Executive Officer, Executive Vice President, Executive Officer and Director, Hitachi Construction Machinery 4/2006 Director, Hitachi Construction Machinery 6/2006 Director, Hitachi, Ltd.	22,000	None
5	Toyoaki Nakamura (Aug. 3, 1952)	Representative Executive Officer, Senior Vice President and Executive Officer, Hitachi, Ltd.	4/1975 Joined Hitachi, Ltd. 1/2006 General Manager, Finance Department I 4/2007 Representative Executive Officer, Senior Vice President and Executive Officer	7,000	None
6	Yoshie Ota (Sep. 1, 1942)	Advisor, Japan Institute of Workers’ Evolution Representative Director, Kabushiki Kaisha Kokusai Kenshu Service	4/1966 Joined Ministry of Labour 12/1991 Vice Governor of Ishikawa Prefecture 7/1994 Director-General, Minister's Secretariat, Ministry of Labour 6/1995 Director-General, Women’s Bureau, Ministry of Labour 7/1998 Chairman, Japan Institute of Workers’ Evolution 7/2005 Advisor, Japan Institute of Workers’ Evolution Representative Director, Kabushiki Kaisha Kokusai Kenshu Service	0	None
7	Mitsuo Ohashi (Jan. 18, 1936)	Chairman of the Board, Showa Denko K.K. (“Showa Denko”)	3/1959 Joined the Mitsui Bank Limited 12/1961 Joined Showa Denko 3/1989 Director 3/1993 Managing Director 3/1995 Senior Managing Director 3/1997 President (CEO) and Representative Director 1/2005 Chairman of the Board of Directors and Representative Director 3/2007 Chairman of the Board	0	None

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Principal Position Outside the Company	Brief Biography	Share Ownership	Conflict of Interest
8	Akihiko Nomiyama	Special Advisor, NIPPON	4/1957 Joined NIPPON MINING CO., LTD.	Shares
	(Jun. 15, 1934)	MINING HOLDINGS, INC. (“NMH”)	6/1984 Director, NIPPON MINING CO., LTD. 6/1989 Managing Director 12/1992 Managing Director, NIKKO KYODO CO., LTD. 12/1993 Managing Director, JAPAN ENERGY CORPORATION (“JEC”) 6/1994 Senior Managing Director, JEC 6/1996 President and CEO and Representative Director,, JEC 6/2000 Chairman of the Board, President and CEO and Representative Director, JEC 4/2002 Chairman of the Board and Representative Director, JEC 9/2002 President and CEO and Representative Director, NMH 6/2003 Chairman of the Board and Representative Director, NMH 6/2006 Special Advisor, NMH	0	None
9	Kenji Miyahara (Nov. 5, 1935)	Chairman of the Board and Representative Director, Sumitomo Corporation	4/1958 Joined Sumitomo Corporation 6/1986 Director 6/1990 Managing Director 6/1993 Senior Managing Director and Representative Director 6/1995 Executive Vice President and Representative Director 6/1996 President and Chief Executive Officer and Representative Director 6/2001 Chairman of the Board and Representative Director	0	Note (1)
10	Tohru Motobayashi (Jan. 5, 1938)	Attorney at Law Director, Hitachi, Ltd. (Member of Nominating Committee and Compensation Committee)	4/1963 Member of the Tokyo Bar Association 6/1970 Partner, Mori Sogo Law Offices (currently, Mori Hamada & Matsumoto) 4/2002 President of the Japan Federation of Bar Associations (Retired in March 2004) 6/2006 Director, Hitachi, Ltd.	17,750	None Note (2)
11	Takeo Ueno (Feb. 9, 1942)	President and Representative Director, Hitachi Via Mechanics, Ltd.	4/1964 Joined Hitachi, Ltd. 5/1995 General Manager, Materials Department 4/2000 Deputy General Manager, Sales Management Division 6/2001 President and Representative Director, Hitachi Via Mechanics, Ltd.	36,000	None
12	Isao Uchigasaki (Jan. 2, 1939)	Chairman of the Board, Hitachi Chemical Co., Ltd. (“Hitachi Chemical”) Director, Hitachi, Ltd.	4/1962 Joined Hitachi, Ltd. 4/1963 Joined Hitachi Chemical 6/1991 Board Director 6/1993 Executive Managing Director 6/1997 President and Representative Director 4/2003 Chairman of the Board and Representative Director 6/2003 Chairman of the Board 4/2004 Hitachi Group Executive Officer, Hitachi, Ltd. 6/2004 Hitachi Group Executive Officer and Director, Hitachi, Ltd. 4/2006 Director, Hitachi, Ltd.	15,000	None

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Principal Position Outside the Company	Brief Biography	Share Ownership	Conflict of Interest
13	Michihiro Honda	Chairman of the Board,	4/1965 Joined Hitachi Metals	Shares
	(Oct. 13, 1942)	Hitachi Metals, Ltd. (“Hitachi Metals”)	6/1995 Member of the Board of Directors 6/1999 Executive Managing Director and Representative Director 6/2000 President and Representative Director 6/2003 Representative Executive Officer, President, Chief Executive Officer and Director 6/2006 Chairman of the Board	11,000	None

Notes: 1.	The Company has continuous transactions, including the purchase of steel pipes and steel plates as well as the sale of railroad vehicles, power generation equipment, and other products through Sumitomo Corporation, of which Mr. Miyahara is a representative director. The amount of such transactions is negligible, in comparison to the whole business scale of both companies.

2.	The law firm Mori Hamada & Matsumoto, to which Mr. Tohru Motobayashi belongs, is one of the Company’s advisory firms, but there is no contractual relationship regarding legal services between Mr. Motobayashi and the Company.

3.	Ms. Yoshie Ota, Mr. Mitsuo Ohashi, Mr. Akihiko Nomiyama, Mr. Kenji Miyahara and Mr. Tohru Motobayashi are nominees who fulfill the qualification requirements to be outside director nominees as provided for in Article 2, Paragraph 3-7 of the Enforcement Regulations of the Company Law.

4.	Ms. Yoshie Ota was selected as an outside director nominee, since she can be expected to reinforce the functional aspects of the Company's Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on her diverse experience and insight in such areas as public administration.

5.	Messrs. Mitsuo Ohashi, Akihiko Nomiyama and Kenji Miyahara were selected as outside director nominees, since they can be expected to reinforce the functional aspects of the Company's Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on their rich experience and insight as the top executives of major global companies.

6.	Mr. Tohru Motobayashi was selected as an outside director nominee, since he can be expected to reinforce the functional aspects of the Company's Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on his rich experience and insight as a legal expert. Although Mr. Motobayashi has not been involved in the management of companies outside of his capacities as an outside director, the Company has determined that he will be able to perform his duties as an outside director appropriately, since he is well versed in the practical applications of business law, including corporate governance and the establishment of compliance structures. It has been one year since he assumed office as the Company’s Outside Director.

7.	The Company has a limited liability agreement (hereinafter referred to as “Agreement”) stipulated in Article 427, Paragraph 1 of the Company Law with Mr. Tohru Motobayashi. The general intent of the Agreement is to limit the liability of outside Directors to the aggregate amount of the sums stipulated in each item under Article 425, Paragraph 1 of the Company Law, and the Agreement will be extended should Mr. Motobayashi be reappointed at this Meeting. A similar agreement will be executed with each of Ms. Yoshie Ota, Mr. Mitsuo Ohashi, Mr. Akihiko Nomiyama, and Mr. Kenji Miyahara in the event their appointment is approved.

8.	There is no cross sitting of directors between Kabushiki Kaisha Kokusai Kenshu Service, Showa Denko, NMH or Sumitomo Corporation and the Company.

9.	In the event this agenda is approved, the membership and the chair of the committees are expected to be as follows:

Nominating Committee:	Etsuhiko Shoyama (Chair), Yoshie Ota, Mitsuo Ohashi, Tohru Motobayashi, Kazuo Furukawa
Audit Committee:	Yoshiki Yagi (Chair), Yoshie Ota, Akihiko Nomiyama, Kenji Miyahara, Tadamichi Sakiyama
Compensation Committee:	Etsuhiko Shoyama (Chair), Akihiko Nomiyama, Kenji Miyahara, Tohru Motobayashi, Kazuo Furukawa

Reporting Matter

1. Business Report (from April 1, 2006 to March 31, 2007)

(1) Business Overview and Results of Hitachi Group

Business Results

The Japanese economy during the period under review saw an increase in production, powered by capital investments and exports, and continued to improve though at a moderate pace. The world economy was also robust.

To report on the consolidated performance of the Hitachi Group in this environment, sales increased by 8% from the preceding fiscal year to JPY 10,247.9 billion due mainly to growth in overseas sales. Operating income fell by 29% from the preceding fiscal year to JPY 182.5 billion and net loss of JPY 32.7 billion was posted in spite of increased earnings in Electronic Devices and High Functional Materials & Components, due to the decreased earnings in Information & Telecommunication Systems and Power & Industrial Systems, and the posting of operating loss by Digital Media & Consumer Products. Hitachi decided on annual dividend of JPY 6 per share, including interim dividend of JPY 3 per share.

The Company received an order from the Fair Trade Commission in September 2006 to pay a surcharge based on the allegation that a violation of the Antimonopoly Act was committed in connection with the bid for the installation of ventilation systems along the Shinjuku Route of the Metropolitan Expressway, the order for which was placed in 2004. Accordingly, in March 2007, the Company was ordered by the Ministry of Land, Infrastructure and Transport to suspend part of its business operations for 15 days. The Company offers its sincere apologies to its shareholders for causing them serious concerns. The Company intends to enforce regulatory compliance thoroughly and devote its efforts to preventing recurrences.

Measures Taken

The Hitachi Group is working on enhancing its competitive edge on a consolidated basis by continually promoting structural reforms of its businesses, while investing aggressively in its priority businesses.

A decision was made this fiscal year to establish a joint venture with General Electric Co. of the U.S. in the nuclear power generation equipment business, where growth is expected, and establish a comprehensive strategic alliance in domestic and overseas markets. In addition, drastic business reorganization was determined, including the consolidation of multiple productions sites in the hard disk drive business. A decision was also made to establish a new production site for flat panel TVs in the Czech Republic.

Domestically, the in-vehicle information system business was reinforced with the acquisition of Clarion Co., Ltd. as a subsidiary through a tender offer, and the Company’s interest in Japan Servo Co., Ltd. was sold off in April 2007 in response to the tender offer initiated by NIDEC CORPORATION. Further, Hitachi Metals, Ltd. merged with its subsidiary NEOMAX Co., Ltd. as of April 1, 2007, for the purpose of reinforcing its magnetic materials business.

Business Results by Industry Segment

[Information & Telecommunication Systems]

Outsourcing, solution and software businesses showed solid performance in terms of both sales and earnings. However, the overall earnings declined due to such reasons as an increase in loss from the hard disk drive business.

[Electronic Devices]

Performance was solid overall, with Hitachi Displays, Ltd. achieving profitability in addition to Hitachi High-Technologies Corporation renewing its highest earnings record due to growth in semiconductor manufacturing equipment business.

[Power & Industrial Systems]

Both sales and earnings were buoyant for elevators, escalators, industrial equipment, and Hitachi Construction Machinery Co., Ltd. However, overall earnings substantially decreased due to the lump sum accrual of expenses for repair costs associated with the damaged blades of the turbines delivered to domestic nuclear power plants and for additional costs associated with the construction of an overseas thermal power plant.

[Digital Media & Consumer Products]

Sales increased due to the posting of sales from the former Hitachi Air Conditioning Systems Co., Ltd. to this segment as a result of its merger with Hitachi Home & Life Solutions, Inc., as well as an increase in sales of flat panel TVs. However, the segment posted a loss due to the effects of a decline in the price of the flat panel TVs, an increase in promotion expenses, and the slow sales of room air conditioners.

[High Functional Materials & Components]

The three major companies performed well, including Hitachi Metals, Ltd. in the electronics- and automotive-related product sectors, Hitachi Chemical Co., Ltd. in the semiconductor-related product sector, and Hitachi Cable, Ltd. in wires and cables.

[Logistics, Services & Others]

Business was solid overall, with Hitachi Transport System, Ltd. increasing its earnings, among other things.

[Financial Services]

Performance in this segment declined from the preceding fiscal year due to a decrease in the earnings of Hitachi Capital Corporation.

[Revenues and Operating Income by Industry Segment]

	(Billions of yen)
Industry Segment	Revenues			Operating Income (Loss)
	Fiscal 2005(A)	Fiscal 2006(B)	(B)/(A)	Fiscal 2005(A)	Fiscal 2006(B)	(B)/(A)
Information & Telecommunication Systems	2,360.9	2,472.2	105%	84.6	60.3	71%
Electronic Devices	1,204.4	1,287.4	107%	20.4	45.7	224%
Power & Industrial Systems	2,805.1	3,022.2	108%	92.5	36.3	39%
Digital Media & Consumer Products	1,305.6	1,506.0	115%	(35.7)	(58.4)	—%
High Functional Materials & Components	1,600.2	1,794.5	112%	110.0	132.3	120%
Logistics, Services & Others	1,214.7	1,213.5	100%	19.5	20.2	104%
Financial Services	517.9	500.0	97%	35.0	23.5	67%
Subtotal	11,009.1	11,796.1	107%	326.4	260.2	80%
Eliminations & Corporate Items	(1,544.3)	(1,548.2)	—%	(70.4)	(77.7)	—%

Total	9,464.8	10,247.9	108%	256.0	182.5	71%

Notes: (1)	The consolidated figures of the Company have been prepared in conformity with accounting principles generally accepted in the United States, while revenues and operating income by industry segment have been prepared in conformity with accounting principles generally accepted in Japan.

(2)	Restructuring charges etc. are included as part of other income or other deductions in conformity with accounting principles generally accepted in Japan, while they are included as part of operating income (loss) under accounting principles generally accepted in the United States.

(3)	Revenues by industry segment include intersegment transactions.

(4)	The businesses of each segment are set out in “(2) Main Products and Services of Hitachi Group.”

(2) Main Products and Services of Hitachi Group (As of March 31, 2007)

Industry Segment	Main Products and Services	Percentage to Total Revenues
Information & Telecommunication Systems	Systems Integration, Outsourcing Services, Software, Hard Disk Drives, Disk Array Subsystems, Servers, Mainframes, Personal Computers, Telecommunications Equipment, ATMs	21%

Electronic Devices	Liquid Crystal Displays (“LCDs”), Semiconductor Manufacturing Equipment, Test and Measurement Equipment, Medical Electronics Equipment, Semiconductors	11%

Power & Industrial Systems	Nuclear Power Plants, Thermal Power Plants, Hydroelectric Power Plants, Industrial Machinery and Plants, Automotive Products, Construction Machinery, Elevators, Escalators, Railway Vehicles	26%

Digital Media & Consumer Products	Optical Disk Drives, Plasma TVs, LCD TVs, LCD Projectors, Mobile Phones, Room Air Conditioners, Refrigerators, Washing Machines, Information Storage Media, Batteries, Air-Conditioning Equipment for Enterprises	13%

High Functional Materials & Components	Wires and Cables, Copper Products, Semiconductor Materials, Circuit Boards and Materials, Organic and Inorganic Chemical Products, Synthetic Resin Products, Display Related Materials, Specialty Steels, Magnetic Materials and Components, High Grade Casting Components	15%

Logistics, Services & Others	General Trading, Logistics, Property Management	10%

Financial Services	Leasing, Loan Guarantees, Insurance Services	4%

(3) Major Facilities of Hitachi Group (As of March 31, 2007)

Major Facilities of the Company

Location
Head Office	Tokyo (Chiyoda-ku)

R&D	Tokyo (Chiyoda-ku, Kokubunji), Ibaraki (Hitachi, Hitachinaka), Saitama (Hatoyama), Kanagawa (Yokohama, Kawasaki)

Manufacturing, Design and Engineering	Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku, Ome), Ibaraki (Hitachi, Hitachinaka), Saitama (Kawagoe), Kanagawa (Yokohama, Atsugi, Odawara, Kawasaki, Hadano), Aichi (Toyokawa), Yamaguchi (Kudamatsu)

Sales and Area Operations	Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku), Hokkaido Area Operation (Sapporo), Tohoku Area Operation (Sendai), Kanto Area Operation (Tokyo), Yokohama Area Operation (Yokohama), Hokuriku Area Operation (Toyama), Chubu Area Operation (Nagoya), Kansai Area Operation (Osaka), Chugoku Area Operation (Hiroshima), Shikoku Area Operation (Takamatsu), Kyushu Area Operation (Fukuoka)

Major Facilities of Consolidated Subsidiaries of the Company

Major consolidated subsidiaries of the Company and their locations are as stated in “(5) Major Hitachi Group Companies”.

(4) Employees of Hitachi Group (As of March 31, 2007)

Industry Segment	Number of Employees	Change from the end of the preceding year
Information & Telecommunication Systems	98,257	+7,875
Electronic Devices	28,859	+1,686
Power & Industrial Systems	96,893	+8,874
Digital Media & Consumer Products	36,249	+4,915
High Functional Materials & Components	53,464	-1,223
Logistics, Services & Others	29,258	+777
Financial Services	3,914	-252
Corporate	3,102	+20

Total	349,996	+22,672
(the Company)	(38,069)	(-281)

Note:	The total number of employees of Hitachi Group and the Company including part-time employees was 384,444 and 41,016, respectively.

(5) Major Hitachi Group Companies (As of March 31, 2007)

Industry Segment	Name of Company	Location
Information & Telecommunication Systems	Hitachi Communication Technologies, Ltd.	Shinagawa-ku, Tokyo
	Hitachi Electronics Services Co., Ltd.	Yokohama, Kanagawa
	Hitachi Information & Control Solutions, Ltd.	Hitachi, Ibaraki
	Hitachi Information Systems, Ltd.	Shinagawa-ku, Tokyo
	Hitachi-Omron Terminal Solutions, Corp.	Shinagawa-ku, Tokyo
	Hitachi Software Engineering Co., Ltd.	Yokohama, Kanagawa
	Hitachi Systems & Services, Ltd.	Minato-ku, Tokyo
	Hitachi Computer Products (America), Inc.	U.S.A.
	Hitachi Computer Products (Europe) S.A.S.	France
	*Hitachi Data Systems Holding Corp.	U.S.A.
	*Hitachi Global Storage Technologies Netherlands B.V.	Netherlands

Electronic Devices	Hitachi Displays, Ltd.	Mobara, Chiba
	Hitachi High-Technologies Corporation	Minato-ku, Tokyo
	Hitachi Medical Corporation	Chiyoda-ku, Tokyo
	Hitachi Display Device (Suzhou) Co., Ltd.	China
	Hitachi Semiconductor Singapore Pte. Ltd.	Singapore

Power & Industrial Systems	Babcock-Hitachi Kabushiki Kaisha	Chiyoda-ku, Tokyo
	Clarion Co., Ltd.	Bunkyo-ku, Tokyo
	Hitachi Building Systems Co., Ltd.	Chiyoda-ku, Tokyo
	Hitachi Construction Machinery Co., Ltd.	Bunkyo-ku, Tokyo
	Hitachi Engineering & Services Co., Ltd.	Hitachi, Ibaraki
	Hitachi Industrial Equipment Systems Co., Ltd.	Chiyoda-ku, Tokyo
	Hitachi Mobile Co., Ltd.	Shinagawa-ku, Tokyo
	Hitachi Plant Technologies, Ltd.	Chiyoda-ku, Tokyo
	Hitachi Via Mechanics, Ltd.	Ebina, Kanagawa
	Japan Servo Co., Ltd.	Chiyoda-ku, Tokyo
	Guangzhou Hitachi Elevator Co., Ltd.	China
	Hitachi Automotive Products (USA), Inc.	U.S.A.

Digital Media & Consumer Products	Fujitsu Hitachi Plasma Display Limited	Kunitomi, Miyazaki
	Hitachi Appliances, Inc.	Minato-ku, Tokyo
	Hitachi Maxell, Ltd.	Ibaraki, Osaka
	Hitachi Media Electronics Co., Ltd.	Oshu, Iwate
	Hitachi Home Electronics (America), Inc.	U.S.A.
	Shanghai Hitachi Household Appliances Co., Ltd.	China

High Functional Materials & Components	Hitachi Cable, Ltd.	Chiyoda-ku, Tokyo
	Hitachi Chemical Co., Ltd.	Shinjuku-ku, Tokyo
	Hitachi Metals, Ltd.	Minato-ku, Tokyo

Logistics, Services & Others	Chuo Shoji, Ltd.	Chiyoda-ku, Tokyo
	Hitachi Life Corporation	Hitachi, Ibaraki
	Hitachi Transport System, Ltd.	Koto-ku, Tokyo
	Nikkyo Create, Ltd.	Chiyoda-ku, Tokyo
	Hitachi America, Ltd.	U.S.A.
	Hitachi Asia Ltd.	Singapore
	Hitachi (China), Ltd.	China
	Hitachi Europe Ltd.	U.K.

Financial Services	Hitachi Capital Corporation	Minato-ku, Tokyo
	Hitachi Insurance Services, Ltd.	Chiyoda-ku, Tokyo

Notes: (1)	The total number of consolidated subsidiaries (including variable interest entities) pursuant to Article 2, Paragraph 3, Item 10 of the Regulations of Companies’ Financial Statements is 934.

(2)	The number of equity-method affiliates is 165. The major equity-method affiliates are Casio Hitachi Mobile Communications Co., Ltd., Hitachi Koki Co., Ltd., Hitachi Kokusai Electric Inc. and Renesas Technology Corp.

(3)	The companies marked with * are holding companies; their major operating companies are located in the United States.

(4)	Hitachi Information & Control Solutions, Ltd. merged with Hitachi Engineering Co., Ltd. on April 1, 2006.

(5)	Clarion Co., Ltd. became a consolidated subsidiary of the Company as a result of the tender offer which the Company conducted for the shares of Clarion Co., Ltd.

(6)	Hitachi Engineering & Services Co., Ltd. acquired Power Systems Division of Hitachi Engineering Co., Ltd. through a corporate split on April 1, 2006.

(7)	Hitachi Plant Engineering & Construction Co., Ltd. acquired a part of Industrial Systems Group of the Company through corporate split, merged with Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. and changed its name to Hitachi Plant Technologies, Ltd. on April 1, 2006.

(8)	Japan Servo Co., Ltd. is no longer a consolidated subsidiary of the Company as a result of the sale of its shares in April 2007 in response to a tender offer.

(9)	Hitachi Air Conditioning Systems Co., Ltd. merged with Hitachi Home & Life Solutions, Inc. and changed its name to Hitachi Appliances, Inc. on April 1, 2006.

(6) Capital Investment of Hitachi Group

Investment in new plant and equipment come to JPY 1,048.5 billion, up JPY 93.8 billion from the preceding year. The total excluding investment in lease assets and the like was JPY 522.9 billion.

This amount was accounted for chiefly by investment directed to hard disk drives, automotive components and high functional materials. A breakdown of capital investment by industry segment is shown below.

(Billions of yen)
Industry Segment	Amount
Information & Telecommunication Systems	155.6
Electronic Devices	34.6
Power & Industrial Systems	151.9
Digital Media & Consumer Products	83.1
High Functional Materials & Components	91.8
Logistics, Services & Others	28.2
Financial Services	554.8
Subtotal	1,100.4
Eliminations & Corporate Items	(518)

Total	1,048.5

Note:	The figures above include JPY525.5 billion of investment in assets to be leased. This mainly includes the investment relating to leasing business in the Financial Services segment.

(7) Research and Development of Hitachi Group

Expenditures on research and development during the year amounted to JPY 412.5 billion, which is equivalent to 4.0% of consolidated revenues. R&D activities were focused on strengthening leading-edge and basic technologies, and accelerating start-up of new businesses and the development of new products. Notable achievements included the development of the world’s smallest 0.05 mm square non-contact IC “powder” chip, which can dramatically expand the uses of non-contact IC chips including authentication of securities and various certificates. A breakdown of R&D expenses by industry segment is shown below.

(Billions of yen)
Industry Segment	Amount
Information & Telecommunication Systems	157.8
Electronic Devices	46.0
Power & Industrial Systems	95.0
Digital Media & Consumer Products	35.8
High Functional Materials & Components	50.1
Logistics, Services & Others	2.5
Financial Services	1.5
Corporate Items	23.4

Total	412.5

(8) Borrowings and Financing Activity of Hitachi Group

Major Financing Activities

In August 2006, Hitachi Chemical Co., Ltd. issued 8th series of unsecured straight debentures in the amount of JPY 10.0 billion for the purpose of redeeming its straight debentures.

Major Borrowings (As of March 31, 2007)

Name of Company	Creditor	Balance of Borrowings
The Company	Nippon Life Insurance Company	30.0 billion yen
	Meiji Yasuda Life Insurance Company	25.0 billion yen
	Mizuho Corporate Bank, Ltd.	24.0 billion yen

Hitachi Capital Corporation	Mizuho Corporate Bank, Ltd.	30.0 billion yen
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	23.2 billion yen
	Nippon Life Insurance Company	21.3 billion yen

Hitachi Metals, Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	44.7 billion yen
	Mizuho Corporate Bank, Ltd.	20.0 billion yen

Note:	In addition to the figures shown above, the Company owes JPY170.0 billion of borrowings by means of syndicated loan agreements.

(9) Problems Facing Hitachi Group

Management believes that the world economy will continue to make solid progress, though it will gradually slow down, and that the Japanese economy will also continue to expand due to the robust private capital investments.

In this environment, the Company established a new corporate strategy to promote “collaborative creation and profits” with a rigorous focus on a market-oriented approach and profit creation as the basic policy in order to find a way out of the current stringent situation without further delay. The following measures will be promoted vigorously in accordance with the basic policy to achieve a quick recovery in profitability.

•

All businesses will be thoroughly managed using Future Inspiration Value (FIV), a value-added evaluation index unique to the Company, and businesses will be reorganized and strengthened based on their FIV performance.

•	Proposal-based sales capabilities within the Hitachi Group will be strengthened to offer new values that anticipate market needs to customers.

•

Effective consolidated business management will be ensured through strengthening collaborative creation within the Hitachi Group. On the other hand, the number of consolidated subsidiaries will be reduced to improve the efficiency of consolidated business management, and capital relationship will be re-examined flexibly in order to increase profitability.

•

Importance will be placed on collaborative creation with domestic and overseas partners through aggressively pursuing strategic alliances including technical alliances, joint ventures, and business mergers, as Hitachi works to increase earnings.

•

In terms of global operations, collaborative creation with the local communities will be sought through increased recruitment of local human resources and localization of operations, while reinforcing sales capabilities and the Hitachi brand.

•

Efforts will be made to expand the sales of differentiated products with large market shares in order to achieve significant increase in profitability. Corporate research and development staff will be assigned to business divisions in order to shorten development periods.

•

Bearing firmly in mind that the maintenance and improvement of quality are key to winning credibility as a manufacturer, thorough quality control will be enforced in research and development, designing, manufacturing, and all other departments to strengthen manufacturing capabilities.

•

Adhering to “business basics and ethics,” internal structures will be operated effectively to eliminate deviation from laws and regulations in conducting business. At the same time, establishment and implementation of systems for a more efficient conduct of business will be promoted.

(10) Five-year Summary of Assets and Results of Operation of Hitachi Group

Consolidated Basis

	(Billions of yen)
Fiscal Year	2002	2003	2004	2005	2006
Revenues	8,191.7	8,632.4	9,027.0	9,464.8	10,247.9
Operating Income	152.9	184.8	279.0	256.0	182.5
Income Before Income Taxes and Minority Interests	96.8	237.1	264.5	274.8	202.3
Net Income (Loss)	27.8	15.8	51.4	37.3	(32.7)

Total Assets	10,179.3	9,590.3	9,736.2	10,021.1	10,644.2

Notes: (1)	The consolidated figures shown above have been prepared in conformity with accounting principles generally accepted in the United States.

(2)	Restructuring charges etc. are included as part of other income or other deductions in conformity with accounting principles generally accepted in Japan, while they are included as part of operating income (loss) under accounting principles generally accepted in the United States.

(3)	In fiscal 2003, income before income taxes and minority interests increased sharply due mainly to the improvement of operating income and gain on sale of investments in securities.

(4)	In fiscal 2004, operating income increased due to a good performance by High Functional Materials & Components segment and Power & Industrial Systems segment and net income also improved.

(5)	In fiscal 2005, both operating income and net income decreased from the preceding year due primarily to a decrease in operating income in Electronic Devices segment and an operating loss in Digital Media & Consumer Products segment.

Unconsolidated Basis

	(Billions of yen)
Fiscal Year	2002	2003	2004	2005	2006
Revenues	3,112.4	2,488.8	2,597.4	2,713.3	2,785.1
Operating Income (Loss)	53.7	7.5	(5.6)	1.0	(66.2)
Ordinary Income (Loss)	52.0	20.1	22.2	42.6	(37.2)
Net Income (Loss)	28.2	40.1	10.3	37.0	(178.0)

Total Assets	3,825.0	3,708.3	3,752.5	3,834.2	3,873.9

Notes: (1)	In fiscal 2003, revenues decreased sharply from the preceding fiscal year due primarily to the corporate split of system LSI and other semiconductor operations and hard disk drive business from the Company.

(2)	In fiscal 2004, the Company posted an operating loss due to deterioration in profitability of its main business sectors. Net income substantially decreased from the preceding fiscal year due to posting an extraordinary loss, which includes impairment loss on shares of an affiliated company engaging in plasma display panel operations and restructuring charges relating to digital media product business in Japan.

(3)	In fiscal 2005, profitability in the Company’s main business sectors was improved and ordinary income and net income increased due to an increase in non-operating income.

(4)	In fiscal 2006, the Company posted a large amount of loss due primarily to a decrease in prices of plasma TVs and an impairment loss on common stock of an affiliated company engaging in hard disk drive business.

(11) Directors and Executive Officers

1) Name, Position and Responsibilities, etc. of Directors and Executive Officers

Directors (As of March 31, 2007)

Name	Position	Committee Membership	Principal Position outside the Company
Yoshiki Yagi	Board Director (Chair)	Audit Committee (Chair)	Director, Hitachi Metals, Ltd. Director, Hitachi Capital Corporation Auditor, Sompo Japan Insurance Inc.

Etsuhiko Shoyama	Director	Nominating Committee	—

*Kazuo Furukawa	Director	—	—

*Tadamichi Sakiyama	Director	Director Assisting with the Duties of Audit Committee	Director, Hitachi Kokusai Electric Inc. Director, Hitachi Information Systems, Ltd. Director, Hitachi Transport System, Ltd.

Takashi Miyoshi	Director	—	Director, Hitachi Medical Corporation

Ginko Sato	Director	Nominating Committee Audit Committee	Honorary President, Japan Association for the Advancement of Working Women

Hiromichi Seya	Director	Nominating Committee Audit Committee Compensation Committee	Senior Corporate Advisor, Asahi Glass Company, Limited

*Tohru Motobayashi	Director	Nominating Committee Compensation Committee	Attorney at Law

Isao Uchigasaki	Director	—	Chairman of the Board, Hitachi Chemical Co., Ltd. Chairman of the Board, Hitachi Information Systems, Ltd. Director, Hitachi Transport System, Ltd. Auditor, Nippon Sheet Glass Company, Limited

Takashi Kawamura	Director	—	Chairman of the Board, Hitachi Software Engineering Co., Ltd. Chairman of the Board, Hitachi Plant Technologies, Ltd.

Yoshiro Kuwata	Director	—	Chairman of the Board and Representative Executive Officer, Hitachi High-Technologies Corporation Director, Hitachi Medical Corporation

Masayoshi Hanabusa	Director	Nominating Committee (Chair) Compensation Committee (Chair)	Chairman of the Board, Hitachi Capital Corporation Director, Hitachi Chemical Co., Ltd. Auditor, TOKYO GAS CO., LTD.

Ryuichi Seguchi	Director	—	Director, Hitachi High-Technologies Corporation

Notes: (1)	The Directors marked with * were newly elected and assumed their positions at the 137th Ordinary General Meeting of Shareholders on June 27, 2006.

(2)	Directors, Ms. Ginko Sato, Mr. Hiromichi Seya and Mr. Tohru Motobayashi are outside Directors who fulfill the qualification requirements as provided for in Article 2, Item 15 of the Company Law of Japan.

(3)	Mr. Kazuo Furukawa, a Director, resigned from the Compensation Committee as of February 5, 2007.

(4)	Mr. Tadamichi Sakiyama, a Director, resigned from the Audit Committee as of February 5, 2007. As of the same date, he was appointed to a Director Assisting with the Duties of Audit Committee.

(5)	Mr. Yoshiki Yagi, Board Director (Chair), has considerable knowledge of finance and accounting due to his long experience as General Manager of Accounting Department, Director and Executive Officer responsible for accounting and finance of the Company.

(6)	Mr. Tadamichi Sakiyama, a Director Assisting in the Work of Audit Committee, has considerable knowledge of finance and accounting due to his long experience as General Manager of Accounting Department and General Manager of Internal Auditing Office of the Company, and as Director and Executive Officer responsible for accounting, finance and audit of Hitachi Construction Machinery Co., Ltd.

(7)	The Company has continuous transactions with Asahi Glass Company, Ltd. (“Asahi Glass”), including purchases of filters for plasma TVs of Asahi Glass and maintenance services of information systems equipment to Asahi Glass. The amount of such transactions is negligible, in comparison to the whole business scale of both companies.

Director Resigned by the End of Fiscal 2006 (As of January 22, 2007)

Name	Position	Committee Membership	Principal Position outside the Company
Akira Chihaya	Director	Audit Committee Compensation Committee	Representative Director and Chairman of the Board, NIPPON STEEL CORPORATION Director, MITSUI & CO., LTD.

Notes: (1)	Mr. Akira Chihaya ceased his terms of office as of January 22, 2007 due to his decease.

(2)	Mr. Akira Chihaya was an outside Director who fulfills the qualification requirements as provided for in Article 2, Item 15 of the Company Law of Japan.

(3)	The Company has continuous transactions with NIPPON STEEL CORPORATION (“NSC”), including purchases of steel products of NSC through trading firms and maintenance services of control systems and sales of computer control equipment, etc. to NSC. The amount of such transactions is negligible, in comparison to the whole business scale of both companies.

(4)	Mr. Akira Chihaya served as an outside Director of MITSUI & CO., LTD.

Executive Officers (As of March 31, 2007)

Name	Position	Responsibilities	Principal Position outside the Company
*Etsuhiko Shoyama	Representative Executive Officer Chairman	Management in general	—

*Kazuo Furukawa	Representative Executive Officer President	Overall management	—

Michiharu Nakamura	Representative Executive Officer Executive Vice President and Executive Officer	Research & development and business incubation	Director, Hitachi Chemical Co., Ltd. Director, Hitachi Maxell, Ltd.

Takashi Hatchoji	Representative Executive Officer Executive Vice President and Executive Officer	Corporate planning, legal and corporate communications, corporate auditing and procurement	Director, Hitachi Maxell, Ltd. Auditor, WOWOW INC.

*Takashi Miyoshi	Representative Executive Officer Executive Vice President and Executive Officer	Hitachi group management, business development, finance and corporate pension system	Director, Hitachi Medical Corporation

Kazuhiro Mori	Representative Executive Officer Executive Vice President and Executive Officer	Power systems business	Director, SEIKO ELECTRIC CO., LTD.

Tadahiko Ishigaki	Representative Executive Officer Senior Vice President and Executive Officer	Sales operations, digital media business, Hitachi group global business and corporate export regulation	Director, Hitachi Capital Corporation

Kunihiko Ohnuma	Senior Vice President and Executive Officer	Industrial systems business and urban planning and development systems business	—

Manabu Shinomoto	Senior Vice President and Executive Officer	Information & telecommunication systems business	—

Taiji Hasegawa	Senior Vice President and Executive Officer	Automotive systems business	—

Shozo Saito	Senior Vice President and Executive Officer	Quality assurance, production engineering, power systems business and power systems engineering	—

Junzo Kawakami	Senior Vice President and Executive Officer	Research & development	Director, Hitachi Metals, Ltd.

Minoru Tsukada	Senior Vice President and Executive Officer	Hitachi group global business (China)	—

Stephen Gomersall	Senior Vice President and Executive Officer	Hitachi group global business (Europe)	—

Akira Maru	Vice President and Executive Officer	Power systems business	—

Gaku Suzuki	Vice President and Executive Officer	Industrial systems business	—

Naoya Takahashi	Vice President and Executive Officer	Storage systems business and platform and network systems business	Chairman of the Board, Opnext, Inc.

Junzo Nakajima	Vice President and Executive Officer	System solutions business	—

Kazuhiro Tachibana	Vice President and Executive Officer	Strategic marketing and planning	—

Makoto Ebata	Vice President and Executive Officer	Consumer business and digital media business	—

Masahiro Hayashi	Vice President and Executive Officer	Sales operations (Kansai area)	Auditor, ShinMaywa Industries, Ltd.

Koichiro Nishikawa	Vice President and Executive Officer	Business development	Director, Hitachi Software Engineering Co., Ltd.

Shinjiro Kasai	Vice President and Executive Officer	Human resources	—

Hiroyuki Fukuyama	Vice President and Executive Officer	Quality assurance and production engineering	—

Notes: (1)	Changes during fiscal 2006 is as follows.

1)	On May 1, 2006, Mr. Akira Maru became a Vice President and Executive Officer (in charge of power systems business) and power systems business was added to the responsibilities of Mr. Shozo Saito.

2)	On October 1, 2006, Mr. Stephen Gomersall became a Senior Vice President and Executive Officer (in charge of Hitachi group global business (Europe)).

3)	On January 1, 2007, the position and the responsibilities of certain Executive Officers were changed as follows: the position of Mr. Kazuhiro Mori were changed to Executive Vice President and Executive Officer and his responsibilities were changed to power systems business from Hitachi group companies management assistance; quality assurance was added to responsibilities of Mr. Shozo Saito and Mr. Hiroyuki Fukuyama; the responsibilities of Mr. Kazuhiro Tachibana was changed to strategic marketing and planning from consumer business; and consumer business was added to the responsibilities of Mr. Makoto Ebata.

(2)	The Executive Officers marked with * concurrently hold the position of Director.

Executive Officer Resigned by the End of Fiscal 2006 (As of December 31, 2006)

Name	Position	Responsibilities	Principal Position outside the Company
Hiroaki Nakanishi	Executive Vice President and Executive Officer	Hitachi group global business (North America)	Chairman of the Board and CEO, Hitachi Global Storage Technologies Netherlands B.V.

Other Material Information Concerning Directors and Executive Officers of the Company

The Company changed Directors’ position and Executive Officers as of April 1, 2007 as follows.

[Changes in Directors’ Position] (As of April 1, 2007)

Name	Position	Committee Membership
Etsuhiko Shoyama	Chairman of the Board	Nominating Committee

Yoshiki Yagi	Director	Audit Committee (Chair)

[Executive Officers] (As of April 1, 2007)

Name	Position	Responsibilities
Kazuo Furukawa	Representative Executive Officer President	Overall management

Kazuhiro Mori	Representative Executive Officer Executive Vice President and Executive Officer	Social infrastructure business (power systems business and industrial systems business)

Kunihiko Ohnuma	Representative Executive Officer Executive Vice President and Executive Officer	Industrial infrastructure business (automotive systems business), life Infrastructure business (urban planning and development systems business and consumer business) and procurement

Junzo Kawakami	Representative Executive Officer Executive Vice President and Executive Officer	Infrastructure technology/products business, research & development, business incubation, quality assurance and production engineering

Manabu Shinomoto	Representative Executive Officer Executive Vice President and Executive Officer	Information infrastructure business (information & telecommunication systems business)

Masahiro Hayashi	Representative Executive Officer Executive Vice President and Executive Officer	Sales operations, Hitachi group global business, corporate export regulation, legal and corporate communications, Hitachi group management and corporate auditing

Naoya Takahashi	Senior Vice President and Executive Officer	Information & telecommunication systems business (services business (global) and platform systems business)

Koichiro Nishikawa	Senior Vice President and Executive Officer	Business development

Toyoaki Nakamura	Representative Executive Officer Senior Vice President and Executive Officer	Finance, corporate pension system, Hitachi group management and business development

Shozo Saito	Senior Vice President and Executive Officer	Quality assurance, production engineering and power systems engineering

Tadahiko Ishigaki	Senior Vice President and Executive Officer	Hitachi group global business (North America)

Minoru Tsukada	Senior Vice President and Executive Officer	Hitachi group global business (China)

Stephen Gomersall	Senior Vice President and Executive Officer	Hitachi group global business (Europe)

Akira Maru	Vice President and Executive Officer	Power systems business

Koji Tanaka	Vice President and Executive Officer	Power systems business (Ibaraki Area and management improvement)

Toshiaki Higashihara	Vice President and Executive Officer	Power systems business (overseas business promotion)

Gaku Suzuki	Vice President and Executive Officer	Industrial systems business

Hideaki Takahashi	Vice President and Executive Officer	Urban planning and development systems business

Junzo Nakajima	Vice President and Executive Officer	Information & telecommunication systems business (system solutions business)

Mitsuo Yamaguchi	Vice President and Executive Officer	Information & telecommunication systems business (services business (global))

Makoto Ebata	Vice President and Executive Officer	Consumer business

Kazuhiro Tachibana	Vice President and Executive Officer	Consumer business (marketing)

Yasuhiko Honda	Vice President and Executive Officer	Automotive systems business

Eiji Takeda	Vice President and Executive Officer	Research & development

Takao Koyama	Vice President and Executive Officer	Sales Operations (Kansai Area)

Kiyoshi Kozuka	Vice President and Executive Officer	Corporate planning and Hitachi group management

Kenji Ohno	Vice President and Executive Officer	Human resources

Toshiaki Kuzuoka	Vice President and Executive Officer	Legal and corporate auditing

Masao Hisada	Vice President and Executive Officer	Procurement and Hitachi group global business

Hiroyuki Fukuyama	Vice President and Executive Officer	Quality assurance and production engineering

Note:	On May 1, 2007, the responsibilities of certain Executive Officers were changed as follows: corporate brand was added to the responsibilities of Mr. Masahiro Hayashi; and corporate communications and corporate brand were added to the responsibilities of Mr. Toshiaki Kuzuoka.

2) Matters Concerning Outside Directors

Major Activities of Outside Directors

Name	Major activities
Ginko Sato

Ms. Sato attended all meetings of the Board of Directors held during this business term (10 days during her incumbency), as well as all meetings of the Nominating Committee (7 days during her incumbency) and the Audit Committee (11 days during her incumbency). Ms. Sato stated her opinions at the Board and Audit Committee meetings mainly from the perspective of the importance of recognition of and response to risks based on her extensive experience in such areas as public administration.

Hiromichi Seya

Mr. Seya attended all meetings of the Board of Directors held during this business term (10 days during his incumbency), as well as all meetings of the Nominating Committee (7 days during his incumbency), the Audit Committee (11 days during his incumbency) and the Compensation Committee (8 days during his incumbency). Mr. Seya stated his opinions at the Board and Audit Committee meetings mainly from the perspective of the importance of solid business operations based on his management experience with a major global manufacturer.

Tohru Motobayashi

Mr. Motobayashi attended all meetings of the Board of Directors held during this business term (8 days during his incumbency), as well as all meetings of the Nominating Committee (6 days during his incumbency) and the Compensation Committee (7 days during his incumbency). Mr. Motobayashi stated his opinions at the Board meetings mainly from the perspective of the importance of maintenance and implementation of compliance systems and structures based on his experience as a legal expert.

Akira Chihaya

Mr. Chihaya attended 6 days of the Board of Directors held during this business term (7 days during his incumbency), as well as all Audit Committee meetings (5 days during his incumbency) and 4 days of Compensation Committee meetings (5 days during his incumbency). Mr. Chihaya stated his opinions at the Board and Audit Committee meetings mainly from the perspective of the importance of understanding the business environment based on his management experience with a major global manufacturer.

General intent of limited liability agreement with outside directors

The Company has entered into a limited liability agreement stipulated in Article 427, Paragraph 1 of the Company Law with each of Ms. Ginko Sato, Mr. Hiromichi Seya, and Mr. Tohru Motobayashi. The general intent of the agreement is to limit the liability of Outside Directors to the aggregate amount of the sums stipulated in each item under Article 425, Paragraph 1 of the Company Law.

3) Compensation for Directors and Executive Officers

Policy on the Determination of Compensation of Directors and Executive Officers

[Method of Determination of Policy]

The Company’s Compensation Committee sets forth the policy on the determination of the amount of compensation, etc. of each Director and Executive Officer pursuant to applicable provisions of the Company Law concerning companies with the Committee System.

[Summary of Policy]

(i) Matters relating to both Directors and Executive Officers

Compensation will be commensurate with the ability required of, and the responsibilities to be borne by, the Company’s Directors and Executive Officers, taking into consideration compensation packages at other companies.

(ii) Matters relating to Directors

Compensation for Directors will consist of a monthly salary, a year-end allowance and a retirement allowance.

•	Monthly salary will be decided by making adjustments to basic salary that reflect full-time or part-time status, committee membership and position.

•	Year-end allowance will be a pre-determined amount equivalent to about twenty percent of the Director’s annual income based on monthly salary, although this amount may be reduced depending on Company performance.

•	Retirement allowance will be an amount payable on retirement that is determined based on monthly salary and years of service (total years of service in the case of a Director who has served multiple terms as a Director) (the “Director’s Basic Retirement Amount”).

A Director concurrently serving as an Executive Officer will not be paid compensation as a Director.

(iii) Matters relating to Executive Officers

Compensation for Executive Officers will consist of a monthly salary, a performance-linked component and a retirement allowance.

•	Monthly salary will be decided by adjusting a basic amount set in accordance with the relevant position to reflect the results of an assessment.

•	The performance-linked component will be set within a range equivalent to about thirty percent of the Executive Officer’s annual income, adjusted based on Company and individual performance.

•	Retirement allowance will be an amount payable on retirement. The amount will be determined by adding to an amount set in accordance with the position held at retirement, an amount based on the monthly salary of previous positions held over the course of the person’s career and years of service in such positions (total years in each position, in the event of multiple periods in the same position) (the “Executive Officer’s Basic Retirement Amount”).

(iv) Miscellaneous

•	In accordance with a resolution of the 134th Ordinary General Meeting of Shareholders of the Company held on June 25, 2003, the amount of retirement allowance for a Director or Executive Officer who was a Director or Corporate Auditor prior to the close of the Meeting will include an allowance corresponding to the person’s period of service as a Director or Corporate Auditor before the adoption of the Committee System.

•	Retirement allowance may, through an assessment, be supplemented for distinguished service by an amount equivalent to up to thirty percent of the Director’s Basic Retirement Amount or Executive Officer’s Basic Retirement Amount. Depending on the circumstances, each such Basic Retirement Amount may also be reduced.

Amount of Compensation to Directors and Executive Officers

	Monthly Salary and Year-end Allowance or Performance-linked Component (Fiscal 2006)		Retirement Allowance
	Number	Amount (millions of yen)	Number	Amount (millions of yen)
Directors (Outside Directors)	11 (4)	203 (61)	6 (3)	322 (25)
Executive Officers	22	720	2	113

Total	33	924	8	436

Notes: (1)	The number of Directors excludes three Directors who serve concurrently as Executive Officers.

(2)	The amount of retirement allowance to Directors consists of the amount to one Outside Director who ceased his terms of office as of January 22, 2007 and five Directors (including two Outside Directors) who will retire due to expiration of their terms of offices at the close of the 138th Ordinary General Meeting of Shareholders to be held on June 26, 2007.

(3)	The amount of retirement allowance to Directors includes retirement allowance to two Directors relating to their terms of office of Directors before adopting the Committee System in accordance with a resolution of the 134th Ordinary General Meeting of Shareholders of the Company held on June 25, 2003.

(12) Matters Concerning the Company’s Stock (As of March 31, 2007)

1) Authorized	10,000,000,000 shares

2) Number of Shares per Unit	1,000 shares

3) 10 Largest Shareholders

Name	Shareholder’s Equity in the Company
	Share Ownership	Percentage of total shares issued
	shares	%
NATS CUMCO	380,516,700	11.30
State Street Bank and Trust Company	246,882,753	7.33
The Master Trust Bank of Japan, Ltd.	211,919,000	6.29
Japan Trustee Services Bank, Ltd.	144,684,000	4.30
Nippon Life Insurance Company	100,215,195	2.98
Hitachi Employees’ Shareholding Association	96,000,952	2.85
The Dai-Ichi Mutual Life Insurance Company	74,748,222	2.22
The Chase Manhattan Bank, N.A. London	68,208,338	2.03
Trust & Custody Services Bank, Ltd.	63,663,000	1.89
Meiji Yasuda Life Insurance Company	49,058,818	1.46

Notes: (1)	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.

(2)	The Company holds 42,966,434 shares of treasury stock.

4) Shareholders Composition

Class of Shareholders	Number of Shareholders	Share Ownership (shares)	Percentage of total shares issued (%)
Financial Institution and Securities Firm	404	930,488,612	27.63
Individual	380,740	945,986,223	28.09
Foreign Investor	1,009	1,363,849,640	40.49
Other	3,585	127,739,263	3.79
Government and Municipality	6	62,318	0.00

Total	385,744	3,368,126,056	100.00

5) Repurchase of the Company’s Own Shares

(i)	The Company, in order to implement a flexible capital strategy in response to changes in the business environment, repurchased its own shares of common stock during the period from May 11, 2006 to May 17, 2006, in an aggregate number of 6,210,000 shares of common stock, for an aggregate amount of JPY4,996 million, pursuant to the resolution of the Board of Directors held on April 27, 2006.

(ii)	The Company, in order to ensure a medium and long-term capital strategy and a flexibility of business reorganization, repurchased its own shares of common stock during the period from February 6, 2007 to February 8, 2007, in an aggregate number of 7,200,000 shares of common stock, for an aggregate amount of JPY5,817 million, pursuant to the resolution of the Board of Directors held on December 19, 2006.

(13) Matters Concerning Stock Acquisition Rights, etc. (As of March 31, 2007)

Stock Acquisition Rights Which the Company’s Directors and Executive Officers Hold

Name of Stock Acquisition Rights		Hitachi, Ltd. 1st Stock Acquisition Rights	Hitachi, Ltd. 2nd Stock Acquisition Rights	Hitachi, Ltd. 3rd Stock Acquisition Rights	Hitachi, Ltd. 4th Stock Acquisition Rights

Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights		Common Stock 259,000 shares	Common Stock 719,000 shares	Common Stock 13,000 shares	Common Stock 837,000 shares

Amount to Be Paid upon Exercise of Stock Acquisition Rights		JPY561 per share	JPY782 per share	JPY705 per share	JPY719 per share

Period during Which Stock Acquisition Rights May Be Exercised		From August 1, 2004 to July 31, 2007	From July 30, 2005 to July 29, 2008	From October 2, 2005 to October 1, 2008	From July 29, 2006 to July 28, 2009

Number of Persons Who Hold Stock Acquisition Rights and Number of Stock Acquisition Rights Which They Hold	Directors (Excluding Outside Directors) and Executive Officers	8 persons 114 rights	21 persons 414 rights	1 person 8 rights	25 persons 502 rights
	Outside Directors	1 person 10 rights	2 persons 60 rights	—	2 persons 60 rights

Note:	The number of shares to be issued upon exercise of stock acquisition rights excludes the number of stock acquisition rights which had already been exercised or expired.

Other Material Information Concerning Stock Acquisition Rights, etc.

Name of Stock Acquisition Rights	Series A Zero Coupon Convertible Bonds due 2009	Series B Zero Coupon Convertible Bonds due 2009

Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	Common Stock 60,827,250 shares	Common Stock 60,827,250 shares

Amount to Be Paid upon Exercise of Stock Acquisition Rights	JPY822 per share	JPY822 per share

Period during Which Stock Acquisition Rights May Be Exercised	From November 2, 2004 to October 5, 2009 (London time)	From November 2, 2004 to October 5, 2009 (London time)

Note:	The number of shares to be issued upon exercise of stock acquisition rights which were issued as bonds with stock acquisition rights is calculated based on the conversion price as of March 31, 2007.

(14) Matters Concerning Accounting Auditor

1)	Name of accounting auditor Ernst & Young ShinNihon

2)	Fees to accounting auditor (Fiscal 2006)

(Millions of yen)
Category	Amount
Total amount of cash and other financial benefits by the Company and its subsidiaries	1,432
Fees etc. by the Company*	492

Note:  The column marked with * includes fees for audits under applicable securities exchange laws.

3)	Description of non-audit services

The Company pays fees to Ernst & Young ShinNihon for preview on evaluation of effectiveness of internal control over financial reporting etc., which are non-audit services.

4)	Subsidiaries whose financial statements are audited by certified public accountants, etc. other than Company’s accounting auditors

Of the major Hitachi Group companies (listed in (5) Major Hitachi Group Companies), Clarion Co., Ltd., Japan Servo Co., Ltd. and overseas subsidiaries have certified public accountants (“CPA”) or auditing firms other than Ernst & Young ShinNihon audit their financial statements.

5)	Dismissal and non-retention policy on accounting auditors

Dismissal

(i)	In the event an accounting auditor, which is an auditing firm, is ordered by the Prime Minister of Japan to suspend its operation related to the audit of financial statements, in whole or in part, or to dissolve the firm pursuant to Article 34-21, Paragraph 2 of the Certified Public Accountant Law, the accounting auditor shall automatically resign, since said order constitutes a cause for disqualification as accounting auditor provided for in Article 337, Paragraph 3, Item 1 of the Company Law.

(ii)	In addition to (i) above, in the event the Audit Committee determines that the causes provided for in Articles 340, Paragraph 1, Item 1 or 2 of the Company Law apply to an accounting auditor, due to such reasons as that it can reasonably be expected that the prime minister of Japan shall issue an order to suspend operations, in whole or in part, or to dissolve the firm, the Audit Committee shall determine the contents of the agenda on the dismissal of the accounting auditor to be submitted to the general meeting of shareholders.

(iii)	In the event significant adverse effects on the audit of financial statements are reasonably expected in the case of (ii) above, the Audit Committee shall dismiss the accounting auditor by unanimity. Should this occur, the Audit Committee member selected by the Audit Committee shall give a report on the dismissal of the accounting auditor and the reason therefor at the first general meeting of shareholders to be convened after said dismissal.

Non-retention

(i)	In the event individuals selected by an accounting auditor, which is an auditing firm, from among its employees to perform their duties as accounting auditors are found to fall under any or all of the items under Article 340, Paragraph 1 of the Company Law or breach the obligation(s) of CPAs provided for in the Certified Public Accountant Law, should said auditing firm fail to select promptly individuals to perform their duties as accounting auditors in the place of the former, the Audit Committee shall determine the contents of the agenda item on the non-retention of the accounting auditor to be submitted to the general meeting of shareholders.

(ii)	In the event it is determined that an adequate performance of duties cannot be ensured with respect to the matters related to the performance of duties by accounting auditors provided for in Article 159 of the Regulations of Companies’ Financial Statements, the Audit Committee shall determine the contents of the agenda item on the non-retention of the accounting auditor to be submitted to the general meeting of shareholders.

(15) Policy on Determination of Distribution of Surplus etc.

        The Company views enhancement of the long-term and overall interests of shareholders as an important management objective. The industrial sector encompassing energy, information systems, social infrastructure and other primary businesses of the Company is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in R&D and plant and equipment essential for securing and maintaining market competitiveness and improving profitability. Dividends are therefore decided based on medium-to-long term business plans with an eye to ensuring the availability of internal funds for reinvestment and the stable growth of dividends, with appropriate consideration of a range of factors, including the Company’s financial condition, results of operations and payout ratio.

The Company believes that the repurchase of its shares should be undertaken as part of its policy on distribution to shareholders to complement the dividend payout. In addition, the Company will repurchase its own shares on an ongoing basis in order to implement a flexible capital strategy, including business restructuring, to maximize shareholder value so far as consistent with the dividend policy. Such action will be taken by the Company based on a consideration of future capital requirement under its business plans, market conditions and other relevant factors.

(16) Summary of Resolution of Board of Directors on Enhancing Structures and Other Things to Ensure Adequacy of Business Operations

1)	Board of Directors Office (the “Office”) shall be established specifically to assist with the duties of each Committee and the Board of Directors and staffed with personnel who are not subject to orders and instructions of Executive Officers. Further, one standing Director who is not an Executive Officer shall be assigned to assist with the duties of the Audit Committee.

2)	In order to ensure the independence of the Office personnel from Executive Officers, the Audit Committee shall be informed in advance of planned transfers of the Office personnel.

3)	Executive Officers and employees shall report without delay to the members of the Audit Committee significant matters affecting the whole Company, results of internal audits, and the implementation status of reporting under the internal reporting system.

4)	In order to ensure the effectiveness of audits by the Audit Committee, standing Committee members shall be appointed to the Audit Committee, and activity plans of the Audit Committee shall be prepared in coordination with the audit plans of Internal Auditing Office.

5)	A reporting system to Directors shall be established to ensure that the execution of duties by Executive Officers is in compliance with laws, regulations, and the Articles of Incorporation.

6)	Information pertaining to the execution of duties by Executive Officers shall be prepared and maintained in accordance with internal rules.

7)	A structure shall be established in which each relevant department shall establish regulations and guidelines, conduct training, prepare and distribute manuals, and carry out other such measures with respect to various risks. Efforts shall be made to identify possible new risks through such things as progress reports on business operations and, should it become necessary to respond to a new risk, an Executive Officer responsible for responding thereto shall be appointed promptly.

8)	Efficient performance of duties shall be ensured through the following business management systems:

•

The Senior Executive Committee shall be established in order to deliberate on and facilitate the formulation of decisions based on due consideration of diverse factors regarding important issues that affect the Company and/or the Hitachi Group.

•

Based on the management policy, medium-term business plans and annual budgets, on which performance management is based, shall be prepared in order to operate business in a planned and efficient manner.

•	Internal audits shall be conducted by Internal Auditing Office to monitor and identify the status of business operations and to facilitate improvements.

•

The Audit Committee shall receive the audit plans of the accounting auditors in advance, and the prior approval of the Audit Committee shall be required with respect to the fees to be paid to and non-audit services to be requested of the accounting auditors.

•	Documented business processes shall be executed, and internal and external auditors shall examine said processes in order to ensure the reliability of financial reports.

9)	Continuous maintenance of a legal and regulatory compliance structure shall be ensured through the following business management systems:

•

Internal audits shall be conducted, and various committees shall be established for legal and regulatory compliance activities. Furthermore, an internal reporting system shall be established and education on legal and regulatory compliance shall be provided.

•

Various corporate rules and regulations shall be established, and efforts shall be made to ensure that the employees are aware of the internal control systems overall and that the systems are effective.

10)	The following measures shall be effected to ensure the adequacy of business operations within the Hitachi Group.

•	Such fundamental policies as the emphasis of the social responsibilities of business enterprises shall be shared with the Group companies.

•	A group-wide policy for compliance with applicable laws and regulations shall be established as necessary.

•

Internal audits of Company departments and Group companies shall be conducted periodically, and Directors and Corporate Auditors shall be sent from the Company to Group companies. Each company shall execute documented business processes on matters that should be reflected in financial reports, and Corporate Auditors and others shall examine said processes.

•	A structure for the adequate and efficient conduct of business operations common to Group companies shall be established.

•	The policy on transactions within the Hitachi Group is to trade fairly based on market prices

(17) Fundamental Policy on the Conduct of Persons Influencing Decision on the Company’s Financial and Business Policies

The Group invests a great deal of business resources in fundamental research and in the development of market-leading products and businesses that will bear fruit in the future, and realizing the benefits from these management policies requires that they be continued for a set period of time. For this purpose, the Company keeps its shareholders and investors well informed of not just the business results for each period but also of the Company’s business policies for creating value in the future.

The Company does not deny the significance of the vitalization of business activities and performance that can be brought about through a change in management control, but it recognizes the necessity of determining the impact on company value and the interests of all shareholders of the buying activities and buyout proposals of parties attempting to acquire a large share of stock of the Company or a Group company by duly examining the business description, future business plans, past investment activities, and other necessary aspects of such a party.

There is no party that is currently attempting to acquire a large share of the Company’s stocks nor is there a specific threat, neither does the Company intend to implement specified so-called anti-takeover measures in advance of the appearance of such a party, but the Company does understand that it is one of the natural duties bestowed upon it by the shareholders and investors to continuously monitor the state of trading of the Company’s stock and then to immediately take what the Company deems to be the best action in the event of the appearance of a party attempting to purchase a large share of the Company’s stock. In particular, together with outside experts, the Company will evaluate the buyout proposal of the party and hold negotiations with the buyer, and if the Company deems that said buyout will not maintain the Company’s value and is not in the best interest of the shareholders, then the Company will quickly determine the necessity, content, etc., of specific countermeasures and prepare to implement them. The same response will also be taken in the event a party attempts to acquire a large percentage of the shares of a Group company.

2. Consolidated Balance Sheets

	Fiscal 2006 (As of March 31, 2007)	Fiscal 2005 (As of March 31, 2006)
	(Millions of yen)
(Assets)
Current assets	5,434,135	5,167,317
Cash and cash equivalents	617,866	658,255
Short-term investments	33,986	162,756
Trade receivables, net
Notes	154,406	127,284
Accounts	2,341,609	2,266,097
Investments in leases	148,456	143,569
Inventories	1,450,258	1,262,308
Other current assets	687,554	547,048
Investments and advances	1,049,724	1,029,673
Property, plant and equipment	2,688,977	2,460,186
Land	465,315	435,961
Buildings	1,842,904	1,748,318
Machinery and equipment	5,850,195	5,522,253
Construction in progress	96,008	74,114
Less accumulated depreciation	(5,565,445)	(5,320,460)
Other assets	1,471,423	1,364,019
Total assets	10,644,259	10,021,195

(Liabilities)
Current liabilities	4,667,544	4,121,451
Short-term debt	894,393	752,527
Current portion of long-term debt	303,214	248,028
Trade payables
Notes	85,282	68,599
Accounts	1,584,959	1,416,367
Accrued expenses	902,164	863,683
Income taxes	87,354	66,101
Advances received	284,704	277,887
Other current liabilities	525,474	428,259
Long-term debt	1,489,843	1,418,489
Retirement and severance benefits	818,457	827,669
Other liabilities	151,869	109,006
Total liabilities	7,127,713	6,476,615

(Minority interests)
Minority interests	1,073,749	1,036,807

(Stockholders’ equity)
Common stock	282,033	282,033
Capital surplus	560,796	561,484
Legal reserve and retained earnings	1,713,757	1,778,203
Accumulated other comprehensive loss	(88,450)	(95,997)
Treasury stock, at cost	(25,339)	(17,950)
Total stockholders’ equity	2,442,797	2,507,773
Total liabilities, minority interests and stockholders’ equity	10,644,259	10,021,195

(Notes to Consolidated Balance Sheet)

1.	Deferred tax assets included in “other current assets” and “other assets” are JPY328,099 million and JPY277,232 million, respectively. Deferred tax liabilities included in “other current liabilities” and “other liabilities” are JPY1,214 million and JPY47,178 million, respectively.

2.	Goodwill and other intangible assets included in “other assets” are JPY583,424 million.

3.	Accumulated other comprehensive loss of JPY88,450 million includes: loss on foreign currency translation adjustments of JPY20,906 million, loss on pension liability adjustments of JPY146,329 million, net unrealized holding gain on available-for-sale securities of JPY77,883 million and cash flow hedges of JPY902 million.

4.	Collateralized assets: Cash and cash equivalents of JPY75 million, other current assets of JPY2,509 million, investments and advances of JPY578 million, land of JPY7,111 million, buildings of JPY7,719 million, machinery and equipment of JPY8,174 million, and other assets of JPY3 million.

Secured debts: Short-term debt of JPY4,769 million, current portion of long-term debt of JPY705 million, accounts payable of JPY1,082 million, long-term debt of JPY3,745 million and other liabilities of JPY46 million.

5.	Allowance deducted directly from assets: JPY44,749 million from current assets, JPY2,925 million from investments and advances, and JPY12,106 million from other assets.

6.	Notes discounted JPY4,405 million
Notes endorsed JPY4,945 million
Guarantees JPY501,705 million

7.	From the beginning of fiscal 2006, accounts receivables and investments in leases with a collection period of over one year, which had been reported in “accounts receivables” and “investments in leases,” are included in “other assets.” Accordingly, “other assets” have increased by JPY363,914 million.

(Note to Per Share Information)

Net Assets per Share JPY734.66

3. Consolidated Statements of Operations

	Years ended March 31
	2007	2006
	(Millions of yen)
Revenues	10,247,903	9,464,801
Cost of sales	8,088,371	7,387,744

Gross profit	2,159,532	2,077,057
Selling, general and administrative expenses	1,977,020	1,821,045

Operating income	182,512	256,012
Other income	102,987	87,593
Interest income	25,914	18,170
Dividends income	6,063	6,421
Net gain from changes in equity ownership of affiliated companies	12,034	393
Other	58,976	62,609
Other deductions	83,161	68,741
Interest charges	37,794	33,265
Impairment losses for long-lived assets	9,918	27,408
Restructuring charges	3,983	4,429
Other	31,466	3,639

Income before income taxes and minority interests	202,338	274,864
Income taxes	162,814	154,348

Income before minority interests	39,524	120,516
Minority interests	72,323	83,196

Net income (loss)	(32,799)	37,320

(Note to consolidated statements of operation)

Income taxes of JPY162,814 million includes current tax expense of JPY142,300 million and deferred tax expense of JPY20,514 million.

(Note to per share information)

Net loss per share        JPY9.84

4. Consolidated Statement of Stockholders’ Equity (April 1, 2006 to March 31, 2007)

	(Millions of yen)
	Common stock	Capital surplus	Legal reserve and retained earnings	Accumulated other comprehensive loss	Treasury Stock, at cost	Total stockholders’ equity
Balance at end of preceding year	282,033	561,484	1,778,203	(95,997)	(17,950)	2,507,773

Increase (decrease) arising from divestiture, net transfer of minority interest, and other		(3,293)	(3,329)	720		(5,902)
Comprehensive loss
Net loss			(32,799)			(32,799)
Other comprehensive income				29,246		29,246

Net comprehensive loss						(3,553)

Adjustment to apply SFAS No.158				(22,419)		(22,419)
Cash dividends			(28,318)			(28,318)
Acquisition for treasury					(12,000)	(12,000)
Sales of treasury stock		153			748	901
Share-for-share exchange		2,452			3,863	6,315

Balance at end of year	282,033	560,796	1,713,757	(88,450)	(25,339)	2,442,797

(Notes to Consolidated Statement of Stockholders’ Equity)

1.	Class and number of issued shares at end of year

Common stock	3,325,068,939 shares

2.	Cash dividends

(1) Total amount of cash dividends	JPY 28,318 million

(2) Cash dividends of which record date falls in fiscal 2006 and of which effective date falls in fiscal 2007

1) Total amount of cash dividends	JPY 9,975 million
2) Cash dividend per share	JPY 3
3) Record date	March 31, 2007
4) Effective date	May 21, 2007

3.	Class and number of shares to be issued upon exercise of stock acquisition rights (excluding those of which exercise date has not arrived) at end of year

Common stock	123,482,500 shares

5. Notes to Consolidated Financial Statements

(Notes concerning important matters for basis of presentation of consolidated financial statements)

1.	Basis of presentation

The consolidated financial statements presented herein, under Article 148 Paragraph1 of the Regulations of Companies’ Financial Statements, have been prepared in a manner which is necessary to conform them with accounting principles generally accepted in the United States. However, under the above provision, some descriptions and notes required under the accounting principles generally accepted in the United States are omitted.

2.	Inventories

Finished goods, semi-finished goods and work-in-process: Lower of cost or market. Cost is determined by the specific identification method or the moving average method.

Raw materials: Lower of cost or market. Cost is generally determined by the moving average method.

3.	Investments in securities

The Company accounts for investments in securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Held-to-maturity securities: Amortized cost.

Trading securities: Fair value, with unrealized gains and losses included in earnings. Cost is determined by the moving average method.

Available-for-sale securities: Fair value, with unrealized gains and losses reported in other comprehensive income. Cost is determined by the moving average method.

4.	Depreciation of fixed assets

Property, plant and equipment: Principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method.

Software for internal use: Capitalized and amortized on a straight-line basis over their estimated useful lives. Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.

5.	Goodwill and other intangible assets

The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually in accordance with the provisions of this statement.

Intangible assets with finite useful lives are amortized over their respective estimated useful lives and are tested for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

6.	The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of SFAS No. 87, 88, 106, and 132(R))”. Unrecognized prior service benefit and cost, and unrecognized actuarial gain or loss are amortized using the straight-line method over the average remaining service period of active employees.

(Change in Accounting Policy)

The Company has adopted SFAS No. 158 as of March 31, 2007. Accordingly, unrecognized prior service benefit and cost and unrecognized actuarial gain or loss are recognized in the consolidated balance sheet; the difference between benefit obligation and fair value of plan assets are recognized as assets or liabilities, and the related amount, net of tax, are recognized as “accumulated other comprehensive loss.” As a result of these changes, “accrued expenses” increased by JPY32,057 million, “retirement and severance benefits” increased by JPY58,258 million and “accumulated other comprehensive loss” increased by JPY22,419 million. These changes have not affected the consolidated results of operations.

7.	Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of revenues, cost of sales and expenses.

6. Consolidated Statements of Cash Flows (Supplementary Information)

	Years ended March 31
	2007	2006
	(Millions of yen)
1. Cash flows from operating activities
Net income (loss)	(32,799)	37,320
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	472,175	451,170
Deferred income taxes	20,514	33,815
Loss on disposal of rental assets and other property	31,590	8,983
Increase (Decrease) in receivables	52,599	(94,078)
Increase in inventories	(212,028)	(107,069)
Increase in payables	104,987	107,271
Other	178,004	253,463

Net cash provided by operating activities	615,042	690,875

2. Cash flows from investing activities
Decrease in short-term investments	25,054	1,104
Capital expenditures	(497,771)	(382,386)
Purchase of rental assets, net	(420,156)	(433,364)
Proceeds from sale (purchase) of investments and subsidiaries’ common stock, net	(99,688)	32,074
Collection of investments in leases	318,063	419,956
Other	(111,672)	(138,746)

Net cash used in investing activities	(786,170)	(501,362)

3. Cash flows from financing activities
Increase (Decrease) in interest-bearing debt	165,359	(203,835)
Dividends paid to stockholders	(28,243)	(36,509)
Dividends paid to minority stockholders of subsidiaries	(20,761)	(17,591)
Other	4,904	(3,703)

Net cash provided by (used in) financing activities	121,259	(261,638)

4. Effect of exchange rate changes on cash and cash equivalents	9,480	21,665

5. Net decrease in cash and cash equivalents	(40,389)	(50,460)

6. Cash and cash equivalents at beginning of year	658,255	708,715

7. Cash and cash equivalents at end of year	617,866	658,255

7. Unconsolidated Balance Sheets

	Fiscal 2006 (As of March 31, 2007)	Fiscal 2005 (As of March 31, 2006)
	(Millions of yen)
(Assets)
Current assets	1,927,116	1,850,334
Cash	156,605	131,808
Notes receivable	6,877	7,529
Accounts receivable	703,695	692,930
Marketable securities	499	686
Money held in trust	20,663	86,724
Finished goods	49,953	44,076
Semi-finished goods	40,963	44,732
Raw materials	41,653	35,661
Work in process	144,878	161,226
Advances paid	20,939	29,819
Short-term loan receivables	475,593	373,257
Deferred tax assets	123,700	106,769
Others	146,162	140,024
Allowance for doubtful receivables	(5,071)	(4,913)
Fixed assets	1,946,785	1,983,935
Tangible fixed assets	364,827	347,479
Buildings	128,791	122,274
Structures	13,062	12,536
Machinery	109,040	104,692
Vehicles	330	280
Tools and equipment	63,509	58,546
Land	44,765	45,001
Construction in progress	5,328	4,145
Intangible fixed assets	163,148	172,368
Patents	56,792	62,972
Software	93,193	94,427
Railway and public utility installation	570	675
Others	12,592	14,294
Investments and others	1,418,809	1,464,087
Affiliated companies’ common stock	1,084,782	1,036,914
Other marketable securities of affiliated companies	526	474
Investments in affiliated companies	40,325	29,760
Investments in securities	238,783	277,402
Long-term loan receivables	3,713	16,075
Deferred tax assets	23,127	70,454
Others	27,701	33,014
Allowance for doubtful receivables	(151)	(8)

Total assets	3,873,901	3,834,270

	Fiscal 2006 (As of March 31, 2007)	Fiscal 2005 (As of March 31, 2006)
	(Millions of yen)
(Liabilities)
Current liabilities	1,931,985	1,720,326
Trade accounts payable	646,714	632,634
Short-term debt	46,491	26,936
Commercial paper	170,000	80,000
Other accounts payable	45,314	65,912
Accrued expenses	223,762	181,827
Advances received from customers	179,253	181,978
Deposits received	601,502	524,388
Warranty reserve	17,328	15,860
Others	1,619	10,787
Noncurrent liabilities	755,220	708,713
Debentures	290,000	290,000
Long-term debt	291,088	224,188
Accrued pension liability	145,434	165,580
Reserve for loss on repurchasing computers	6,636	9,958
Others	22,061	18,985
Total liabilities	2,687,206	2,429,039
(Net Assets)
Stockholders’ Equity	1,117,685	1,328,836
Common stock	282,033	282,033
Capital surplus	283,978	281,758
Capital reserve	270,763	268,709
Others	13,215	13,048
Retained Earnings	578,476	784,844
Earned surplus reserve	70,438	70,438
Others	508,038	714,405
Reserve for software program development	9,785	20,281
Reserve for special depreciation	157	534
Special reserve	643,685	637,685
Retained earnings (losses) carried forward	(145,589)	55,905
Treasury stock	(26,803)	(19,800)
Valuation and translation adjustments	69,009	76,394
Unrealized holding gains on securities	68,554	76,394
Deferred profit or loss on hedges	455	—
Total net assets	1,186,695	1,405,230

Total liabilities and net assets	3,873,901	3,834,270

(Notes to Unconsolidated Balance Sheet etc.)

1.	Collateralized assets

	(Millions of yen)
	Type of asset	Book value at end of year		Description
	Affiliated companies’ common stock		61	Collaterals for borrowings by affiliated companies
	Investments in securities		6	Collaterals for borrowings by investees
	Long-term loan receivables		93	Collaterals for borrowings by affiliated companies and investees

	Total		161

2.	Accumulated depreciation of tangible fixed assets

	Buildings	JPY	209,131 million
	Structures	JPY	34,827 million
	Machinery	JPY	487,686 million
	Vehicles	JPY	1,601 million
	Tools and equipment	JPY	240,333 million

3.	Guarantees

	(Millions of yen)
	Guarantee	Balance at end of year		Description
	Hitachi Semiconductor Singapore Pte. Ltd.		32,728	Guarantee for a borrowing of SGD420 million from Hitachi International Treasury Ltd. and other borrowings
	Hitachi East Asia Ltd.		10,388	Guarantee for a borrowing of USD88 million from Japan Bank for International Cooperation
	Kohki Railway Systems, Ltd.		2,800	Joint and several guarantee for East Japan Railway Company (“JR East”) pursuant to the “Agreement on License to Execute and Use Patents, etc.” between Kohki Railway Systems and JR East
	Other		1,560	Guarantee for borrowings from financial institutions

	Total		47,477

In addition to the foregoing, the Company has entered into an agreement with each of the following overseas affiliated companies on maintaining their finances in a sound condition, etc., mainly to enhance their credit in order to support their financing activities:

Hitachi America Capital, Ltd., Hitachi International (Holland) B.V., Hitachi Finance (UK) Plc, Hitachi International Treasury Ltd., and Hitachi Power Europe GmbH

4. Short-term receivables from affiliated companies	JPY	847,268 million
Long-term receivables from affiliated companies	JPY	5,184 million
Short-term payables to affiliated companies	JPY	1,082,750 million
Long-term payables to affiliated companies	JPY	4,400 million

(Note to per share information)

Net assets per share	JPY356.88

(Changes in accounting policy)

1.	Accounting Standard on Presentation of Net Assets in the Balance Sheet (Accounting Standard No. 5, December 9, 2005) and Guideline for Accounting Standard for Presentation of Net Assets in the Balance Sheet (Guideline No. 8, December 9, 2005) are being applied as of this business term. The total stockholders’ equity according to the conventional method are JPY1,186,239 million.

2.	Accounting Standard on Business Combinations (Business Accounting Council, October 31, 2003), Accounting Standard on Business Divestitures (Accounting Standard No. 7, December 27, 2005), and Guideline on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (Guideline No. 10, December 27, 2005) are being applied as of this business term.

8. Unconsolidated Statements of Operations

	Years ended March 31
	2007	2006
	(Millions of yen)
Revenues	2,785,115	2,713,331
Cost of sales	2,277,213	2,174,910

Gross profit on sales	507,901	538,420

Selling, general and administrative expenses	574,187	537,365

Operating income (loss)	(66,285)	1,054

Other income	99,546	98,121
Interest and dividends	85,917	80,302
Others	13,628	17,819
Other deductions	70,478	56,484
Interest	7,744	10,484
Others	62,733	46,000

Ordinary income (loss)	(37,217)	42,691

Extraordinary gain	56,803	57,415
Gain on sale of investments in securities	36,724	18,618
Gain on sale of affiliated companies’ common stock	16,758	27,148
Gain on sale of real property	3,321	11,648
Extraordinary loss	176,579	63,139
Impairment loss on affiliated companies’ common stock	175,375	—
Loss on impairment of assets	1,204	2,876
Extraordinary loss on restructuring charges	—	3,829
Impairment loss on affiliated companies’ common stock and investments	—	56,433

Income (loss) before income taxes	(156,992)	36,966

Income taxes
Current	(14,375)	(2,258)
Deferred	35,432	2,220

Net income (loss)	(178,049)	37,005

(Notes to Unconsolidated Statement of Operations)

1.	Loss on impairment of assets

(1)	Summary of long-lived assets on which impairment loss is recognized

Classification	Category	Location
Idle long-lived assets Long-lived assets to be disposed	Machinery, tools and equipment, land, etc. Building	Mobara, Chiba; Kirishima, Kagoshima Odawara, Kanagawa

(2)	Reason to recognize loss on impairment of assets

The Company recognized the impairment loss because irrecoverable amounts for investments in above long-lived assets are estimated due to changes in business plans, decline in market value, or a re-examination of assets held.

(3)	Amount of impairment loss

Building	JPY171 million
Machinery	JPY934 million
Tools and equipment	JPY64 million
Land	JPY25 million
Other	JPY7 million
Total	JPY1,204 million

(4)	Method of grouping long-lived assets

Grouping of assets are principally based on either business division or place of business.

(5)	Calculation of recoverable amounts

Of the idle long-lived assets, the net sale value is used for land, and the amount obtained by making reasonable adjustments to the inheritance tax assessment based on land tax assessment is used. In the case of other idle long-lived assets and long-lived assets to be disposed, the book value is reduced to the memorandum value, and the reduced amount is accounted for as an impairment loss since the investment amount is deemed irrecoverable.

2.	Sales to affiliated companies JPY976,991 million

Purchases from affiliated companies                                               JPY1,682,829 million

Non-operating transactions with affiliated companies                        JPY92,792 million

(Note to per share information)

Net loss per share            JPY53.44

9. Unconsolidated Statement of Changes in Stockholders’ Equity etc. (April 1, 2006 to March 31, 2007)

	(Millions of yen)
	Stockholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Others	Total capital surplus	Earned surplus reserve	Others				Total retained earnings
						Reserve for software program development	Reserve for special depreciation	Special reserve	Retained earnings (losses) carried forward
Balance at end of preceding year	282,033	268,709	13,048	281,758	70,438	20,281	534	637,685	55,905	784,844

Change during year
Share-for-share exchange		2,053		2,053
Disposition of treasury stock			166	166
Reversal of reserve for software program development						(10,496)			10,496	—
Deposit into reserve for special depreciation							13		(13)	—
Reversal of reserve for special depreciation							(389)		389	—
Deposit into special reserve								6,000	(6,000)	—
Distribution of surplus									(28,318)	(28,318)
Net loss									(178,049)	(178,049)
Acquisition for treasury
(Net) Change in items other than stockholders’ equity during year
Total change during year	—	2,053	166	2,219	—	(10,496)	(376)	6,000	(201,494)	(206,367)

Balance at end of year	282,033	270,763	13,215	283,978	70,438	9,785	157	643,685	(145,589)	578,476

	(Millions of yen)
	Stockholders’ equity		Valuation and translation adjustments			Total net assets
	Treasury stock	Total stockholders’ equity	Unrealized holding gains on securities	Deferred profit or loss on hedges	Total valuation and translation adjustments
Balance at end of preceding year	(19,800)	1,328,836	76,394	—	76,394	1,405,230

Change during year
Share-for-share exchange	4,261	6,314				6,314
Disposition of treasury stock	735	901				901
Reversal of reserve for software program development		—				—
Deposit into reserve for special depreciation		—				—
Reversal of reserve for special depreciation		—				—
Deposit into special reserve		—				—
Distribution of surplus		(28,318)				(28,318)
Net loss		(178,049)				(178,049)
Acquisition for treasury	(12,000)	(12,000)				(12,000)
(Net) Change in items other than stockholders’ equity during year			(7,840)	455	(7,384)	(7,384)
Total change during year	(7,002)	(211,151)	(7,840)	455	(7,384)	(218,535)

Balance at end of year	(26,803)	1,117,685	68,554	455	69,009	1,186,695

(Notes to Unconsolidated Statement of Changes in Stockholders’ Equity etc.)

1.	Matters related to class and number of treasury stock

	(Shares)
Class	Number of shares
	At end of preceding year	Increase during year	Decrease during year	At end of year
Common stock	37,281,295	14,974,117	9,288,978	42,966,434

(Summary of reason for change)

The increase this year by 14,974,117 shares is due to the purchase of 13,410,000 shares pursuant to the resolution of the Board of Directors and the purchase of 1,564,117 shares from less-than-one unit shareholders at their request. The decrease this year by 9,288,978 shares is due to the payout of 8,023,820 shares as substitute treasury stock for the share-for-share exchange with Hitachi Mobile Co., Ltd., sale of 989,158 shares to less-than-one unit shareholders at their request, and disposition of 276,000 shares as a result of the exercise of stock acquisition rights.

2.	The following changes this year in the reserve for software program development, reserve for special depreciation, special reserve, and retained earnings (losses) carried forward include changes due to the appropriation of retained earnings related to the year ended March 2006.

Reversal of reserve for software program development	JPY5,418 million
Deposit into reserve for special depreciation	JPY6 million
Reversal of reserve for special depreciation	JPY228 million
Deposit into special reserve	JPY6,000 million
Distribution of surplus	JPY18,319 million

10. Notes to Unconsolidated Financial Statements

(Notes on important accounting policy)

1.	Inventories

Finished goods, semi-finished goods and work in process: Lower of cost or market. Cost is determined by the specific identification method or the moving average method.

Raw materials: Lower of cost or market. Cost is determined by the moving average method.

2.	Securities and money held in trust

Affiliated companies’ common stock and investments in affiliated companies are stated at cost. Cost is determined by the moving average method.

Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in “Unrealized Holding Gains on Securities.” The cost of other securities sold is computed based on a moving average method.

Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.

Money held in trust is stated at fair value.

3.	Derivatives

Derivatives are stated at fair value.

4.	Depreciation of tangible fixed assets

Buildings: Straight-line method.

Other tangible fixed assets: Declining-balance method.

5.	Depreciation of intangible fixed assets

Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.

Other intangible fixed assets: Straight-line method.

6.	Allowances

Allowance for doubtful receivables: Estimated uncollectible amounts are accounted for based on loan loss ratios in the case of general receivables and based on case-by-case examination of collectibility in the case of specific receivables including doubtful receivables.

Warranty reserve: In order to prepare for expenditures related to after-sales product services, estimated in-warranty service costs are accounted for based on past records.

Accrued pension liability: Accrued pension liability is provided for employees’ retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets as of March 31, 2007. Unrecognized net assets at transition transferred on October 1, 2004, when the Company merged Hitachi Unisia Automotive, Ltd., are amortized by straight-line method over 15 years. Prior service cost is amortized by the straight-line method over the estimated average remaining service years of employees. Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from the next fiscal year.

Reserve for loss on repurchasing computers:

Projected loss on previously rented computers being returned is accounted for based on past records.

7.	Consumption tax

Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of revenues, cost of sales and expenses.

8.	Lease transactions

Finance lease transactions, excluding those where the ownership of leased properties are to transfer to the lessee, are accounted for based on accounting methods applied to ordinary lease transactions.

9.	Hedge accounting

Deferral hedge accounting is employed.

(Notes on accounting for deferred taxes)

The major causes of deferred tax assets were such things as the accrued pension liability and the denial of revaluation losses for investments. The major cause of deferred tax liabilities is unrealized holding gains on securities.

(Notes on leased fixed assets)

In addition to the capitalized fixed assets, as significant equipment, the Company utilizes some application software and computer manufacturing equipment under lease arrangements.

(Notes on Transactions with Related Parties)

	(Millions of yen)
Attribute	Name of company etc.	% of voting rights held	Relationship with the related parties	Description of transaction	Transaction amount	Classification	Year-end balance
Subsidiary	Hitachi America, Ltd.	Direct: 100.0%	Sale of the Company’s products	Loan (Note 1)	65,510	—	—
				Underwriting capital increase	117,698	—	—

Subsidiary	Clarion Co., Ltd.	Direct: 64.0%	Sale of the Company’s products	Transfer of shares of Xanavi Informatics Corporation (Note 2)
				Transfer price	14,000	—	—
				Gain on transfer	11,279	—	—

Subsidiary	Hitachi Asset Funding Corporation	Direct: 51.7% Indirect: 48.3%	Loans based on the pooling system	Loan (Note 3)	(11,407)	Short-term loan receivables	189,152
				Interest received (Note 3)	731	—	—

Subsidiary	Hitachi Displays, Ltd.	Direct: 100.0%	Purchase of Hitachi Displays products	Loan (Note 3)	18,757	Short-term loan receivables	85,093
				Interest received (Note 3)	412	—	—

Subsidiary	Hitachi Building Systems Co., Ltd.	Direct: 100.0%	Sale of the Company’s products	Deposit received (Note 3)	6,418	Deposits received	96,972
				Interest paid (Note 3)	280	—	—

Subsidiary	Hitachi Capital Corporation	Direct: 57.6% Indirect: 3.0%	Leasing equipment and devices to the Company	Deposit received (Note 3)	10,085	Deposits received	57,522
			Leasing and sale on credit of the Company’s products	Interest paid (Note 3)	282	—	—

Subsidiary	Hitachi International Treasury Ltd.	Direct: 100.0%	Deposits and loans based on the pooling system	Deposit received (Note 3)	31,370	Deposits received	39,198
				Interest paid (Note 3)	5	—	—

Affiliate	Hitachi Kokusai Electric Inc.	Direct: 38.3% Indirect: 0.9%	Purchase of Hitachi Kokusai Electric products	Deposit received (Note 3)	1,041	Deposits received	24,929
				Interest paid (Note 3)	123	—	—

The Company’s Directors, Executive Officers or employees concurrently hold positions of directors or officers at above companies.

Terms of transactions, policy on determining terms of transactions, etc.

Notes: 1.	This was a non-interest-bearing loan to be repaid by March 30, 2007.

2.	The transfer price of the stock has been determined based on evaluation made by an independent third party.

3.	These are loans or deposits made based on the pooling system wherein the funds of subsidiaries and affiliates are concentrated at the Company to be loaned to subsidiaries and affiliates who have financing needs. The interest rates on loans and deposits are determined with due consideration to market interest rates. The transaction amounts indicate the increase or decrease from the balance at the end of the previous fiscal year.

11. Transcript of Accounting Auditors’ Audit Report on Consolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

May 15, 2007

To	Mr. Kazuo Furukawa, President

Hitachi, Ltd.

Ernst & Young ShinNihon

Shitei Shain

Gyomu Shikko Shain CPA Hitoshi Matsuoka

Shitei Shain

Gyomu Shikko Shain CPA Satoshi Fukui

We have audited the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of stockholders’ equity, and the notes to the consolidated financial statements of Hitachi, Ltd. for the business year ended March 31, 2007 for the purpose of reporting under Article 444, Paragraph 4 of the Company Law. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinion thereon from an independent standpoint.

Our audit was conducted in accordance with auditing standards generally accepted in Japan. The auditing standards require us to obtain reasonable assurance whether any material misstatement exists in the consolidated financial statements or not. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We consider that as a result of our audit, we have obtained reasonable basis for expressing our opinion. The auditing procedures also include those considered necessary for the subsidiaries.

In our opinion, the consolidated financial statements referred to above presented fairly, in every significant aspect, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period of the consolidated financial statements in accordance with the accounting principles generally accepted in the United States, pursuant to the provision of Article 148, Paragraph 1 of the Regulations of Companies’ Financial Statements. (See Item 1 of the “Notes concerning important matters for basis of presentation of consolidated financial statements” in the “Notes to Consolidated Financial Statements”)

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Law.

12. Transcript of Audit Committee’s Audit Report on Consolidated Financial Statements

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Audit Committee of the Company, audited the consolidated financial statements of the Company (the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of stockholders’ equity, and the notes to consolidated financial statements) during the 138th business term (from April 1, 2006 to March 31, 2007). We hereby report as follows on the method and result thereof:

1. Method of Audit

We received reports from the Executive Officers and others in accordance with the audit policy, assignment of audit duties, etc., as determined by the Audit Committee, on the consolidated financial statements, and requested explanations as necessary. Further, we monitored and examined whether the Accounting Auditors maintained their independence and performed their auditing duties adequately, as well as received reports from the Accounting Auditors on the performance status of their duties, and requested explanations as necessary. We also received a notice from the Accounting Auditors to the effect that “structures for ensuring that duties are appropriately performed” (matters stipulated in each item under Article 159 of the Regulations of Companies’ Financial Statements) were being developed pursuant to the “Quality Management Standards for Auditing” (Business Accounting Council, October 28, 2005) and requested explanations as necessary.

We examined the consolidated financial statements for this business term in accordance with the foregoing method.

2. Result of Audit

We are of the opinion that the method and results of the audit made by the Company’s Accounting Auditors, Ernst & Young ShinNihon, are appropriate.

May 16, 2007

Audit Committee, Hitachi, Ltd.
Yoshiki Yagi (Standing)
Ginko Sato
Hiromichi Seya

Note:	Ms. Ginko Sato and Mr. Hiromichi Seya are Outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Company Law.

13. Transcript of Accounting Auditors’ Audit Report on Unconsolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

May 15, 2007

To	Mr. Kazuo Furukawa, President

Hitachi, Ltd.

Ernst & Young ShinNihon

Shitei Shain

Gyomu Shikko Shain    CPA    Hitoshi Matsuoka

Shitei Shain

Gyomu Shikko Shain    CPA    Satoshi Fukui

We have audited the unconsolidated balance sheet, the unconsolidated statement of operations, the unconsolidated statement of changes in stockholders’ equity etc., the notes to the unconsolidated financial statements, and their supporting schedules of Hitachi, Ltd. for the 138th business year ended March 31, 2007 pursuant to Article 436, Paragraph 2, Item 1 of the Company Law. Management of the Company is responsible for preparing such unconsolidated financial statements and their supporting schedules and our responsibility is to express our opinions thereon from an independent standpoint.

Our audit was conducted in accordance with auditing standards generally accepted in Japan. The auditing standards require us to obtain reasonable assurance whether any material misstatement exists in the unconsolidated financial statements and their supporting schedules or not. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the unconsolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall unconsolidated financial statement presentation. We consider that as a result of our audit, we have obtained reasonable basis for expressing our opinions.

In our opinion, the unconsolidated financial statements and their supporting schedules referred to above presented fairly, in every significant aspect, the financial position and the results of operations of the Company for the period of the unconsolidated financial statements and their supporting schedules based on the accounting standards generally accepted in Japan.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Law.

14. Transcript of Audit Committee’s Audit Report on Unconsolidated Financial Statements

AUDIT REPORT

We, the Audit Committee of the Company, audited the performance by Directors and Executive Officers of their duties during the 138th business term (from April 1, 2006 to March 31, 2007). We hereby report as follows on the method and results thereof:

1.	Method of Audit

We monitored and examined the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 416, Paragraph 1, Item 1 (ro) and (ho) of the Company Law and the status of the systems (internal control systems) established thereunder, and in accordance with the audit policy, assignment of audit duties, etc., as determined by the Audit Committee and in collaboration with the relevant departments, attended important meetings, received reports or heard from the Directors, Executive Officers, etc. on matters concerning the execution of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company. We examined the contents of the fundamental policy on the conduct of persons influencing decision on the Company’s financial and business policies set forth in the business report giving due consideration to such things as the circumstances of deliberations by the Board of Directors and others. As regards subsidiaries, we sought to communicate and exchange information with the Directors, Executive Officers, Auditors, and others of the subsidiaries, and received reports on their business operations as necessary.

Further, we monitored and examined whether the Accounting Auditors maintained their independence and performed their auditing duties adequately, as well as received reports from the Accounting Auditors on the performance status of their duties and requested explanations as necessary. We also received a notice from the Accounting Auditors to the effect that “structures for ensuring that duties are appropriately performed” (matters stipulated in each item under Article 159 of the Regulations of Companies’ Financial Statements) were being developed pursuant to the “Quality Management Standards for Auditing” (Business Accounting Council, October 28, 2005) and requested explanations as necessary.

We examined the business reports, the unconsolidated financial statements (the unconsolidated balance sheet, the unconsolidated statement of operations, the unconsolidated statement of changes in stockholders’ equity etc., and the notes to unconsolidated financial statements), and their supporting schedules for this business term in accordance with the foregoing method.

2.	Results of Audit

(1) Results of Audit on Business Reports etc.

We are of the opinion:

1)	that the business report and its supporting schedules fairly present the state of the Company in accordance with the laws, regulations and the Articles of Incorporation.

2)	that, in connection with the performance by Directors and Executive Officers of their duties, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists.

3)	that the contents of the resolution by the Board of Directors concerning internal control systems are appropriate. Further, there is nothing to note with respect to the performance by Directors and Executive Officers of their duties related to said internal control systems.

4)	that the fundamental policy on the conduct of persons influencing decision on the Company’s financial and business policies set forth in the business report are appropriate.

(2) Results of Audit on Unconsolidated Financial Statements and Their Supporting Schedules

We are of the opinion that the method and results of the audit made by the Company’s Accounting Auditors, Ernst & Young ShinNihon are appropriate.

May 16, 2007

Audit Committee, Hitachi, Ltd.
Yoshiki Yagi (Standing)
Ginko Sato
Hiromichi Seya

Note:	Ms. Ginko Sato and Mr. Hiromichi Seya are Outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Company Law.

(Supplementary Information on Consolidated Basis)

Percentage to Total Revenues by Industry Segment

Year ended March, 31, 2007
Revenues
Information & Telecommunication Systems	21%
Electronic Devices	11
Power & Industrial Systems	26
Digital Media & Consumer Products	13
High Functional Materials & Components	15
Logistics, Services & Others	10
Financial Services	4

Total	100%

Note:	The calculation of the percentage to total revenues by industry segment is on the basis including intersegment transactions and excluding corporate items and eliminations.

Revenues by Market

	Years ended March 31
	2006(A)	2007(B)		(B) / (A)
	(Billions of yen)		Percentage to total
Domestic revenues	5,825.1	6,093.6	59%	105%
Overseas revenues
Asia	1,619.2	1,859.6	18	115
North America	968.9	1,057.3	10	109
Europe	748.4	869.0	9	116
Other Areas	302.9	368.2	4	122
Subtotal	3,639.6	4,154.2	41	114

Total	9,464.8	10,247.9	100	108

Five-Year Summary

	Years ended March 31
	2003	2004	2005	2006	2007
	(Billions of yen)
Overseas revenues	2,645.2	2,977.5	3,277.4	3,639.6	4,154.2
Percentage to total revenues	32%	34%	36%	38%	41%
Capital investment (excluding leasing assets)	328.4	296.1	382.1	397.4	522.9
Capital investment (leasing assets)	459.0	520.3	577.4	557.2	525.5
R&D expenditure	377.1	371.8	388.6	405.0	412.5

FOR IMMEDIATE RELEASE

Hitachi Announces Policy on the Reduction of Number of Shares Constituting

Investment Unit on Japanese Stock Exchanges

Tokyo, June 29, 2007 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its policy on the Reduction of Number of Shares Constituting Investment Unit on Japanese Stock Exchanges as follows.

Hitachi believes that the number of shares constituting investment unit in Japanese stock exchanges should be carefully examined from the perspectives of the liquidity of Hitachi stock, shareholder composition and other items. Because Hitachi believes that its shares currently have sufficient liquidity, the company believes that it would be difficult to obtain benefits that would justify the cost of a change in the number of shares constituting investment unit. Hitachi will continue to consider actions related to the establishment of a suitable number of shares constituting investment unit.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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